PROSPECTUS SUPPLEMENT
               (To Prospectus dated May 11, 1998)
          SUBJECT TO COMPLETION, DATED MAY 11, 1998
                         $60,000,000
                      Dynex Capital, Inc.

                % Senior Notes due July 1, 2008

     The % Senior Notes due July 1, 2008 (the "Notes") offered hereby are being issued by Dynex Capital, Inc., a Virginia corporation (the "Company"), in an aggregate principal amount equal to $60 million. Interest on the Notes will be payable monthly in arrears on the first calendar date of each month commencing July 1, 1998. The Notes are not redeemable by the Company prior to July 1, 2001. However, the Notes are redeemable thereafter in whole or in part at the option of the Company, at a redemption price equal to the principal amount of the Notes being redeemed plus accrued interest to the redemption date, if any. See "Description of the Notes - Optional Redemption" herein. The Notes will mature on July 1, 2008. In the event of a Change of Control Triggering Event (as defined herein), holders of the Notes will have the option to cause the Company to repurchase all or a portion of the Notes then outstanding at 100% of the principal amount thereof, plus accrued interest to the date of repurchase. The Notes will be senior, unsecured obligations of the Company except that the Notes will be subordinated in right of payment of principal to the Company's Series A, 9.56% Senior Notes due on or before October 15, 1999, and Series B, 10.03% Senior Notes due on or before October 15, 2001 (the "Series A and B Notes"), which had an aggregate principal balance outstanding of $41 million as of March 31, 1998. Except for this subordination, the Notes will rank prior to all subordinated indebtedness of the Company and pari passu with all other senior unsecured indebtedness of the Company outstanding on the date of the issuance of the Notes. See "Description of the Notes - Ranking; Subordination." The Notes constitute a separate series of debt securities that will be represented by a global note in book-entry form ("Global Note") registered in the name of a nominee of The Depository Trust Company ("DTC"). Beneficial interests in the Global Note will be shown on, and transfers thereof will be effected only through, records maintained by DTC (with respect to beneficial interest of beneficial owners). Owners of beneficial interests in the Global Note will be entitled to physical delivery of Notes in certificated form equal in principal amount to their respective beneficial interests only under the limited circumstances described under "Description of the Notes - Book-Entry System." Settlement for the Notes will be made in immediately available funds. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity or earlier redemption, as the case may be, or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore settle in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Company in immediately available funds. See "Description of the Notes - Same-Day Settlement and Payment." There presently is no secondary trading market for the Notes, nor can there be any assurance that such a market will develop or be sustained in the future. However, the Company has been advised that the Underwriters intend to make a market in the Notes. The Company does not presently intend to list the Notes on any securities exchange or have them included for quotation on the Nasdaq Stock Market ("Nasdaq") or any other quotation system.


     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


----------------------------------------------------------- ------------------------- -------------------------- ------------------
                                                                    Price to                Underwriting             Proceeds to
                                                                     Public                 Discount (1)             Company (2)
----------------------------------------------------------- ------------------------- -------------------------- ------------------


Per Note                                                                           %                          %                  %
 ..............................................................
----------------------------------------------------------- ------------------------- -------------------------- ------------------
Total                                                                              $                          $                  $
(3).....................................................................
----------------------------------------------------------- ------------------------- -------------------------- =================

     (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the offering estimated at approximately $ payable by the Company.
(3) The Company has granted the Underwriters an option excercisable within 30 days from the date of this Prospectus Supplement to purchase up to $9,000,000 aggregate principal amount of additional Notes on the same terms and conditions set forth above to cover over-allotments, if any. If all such additional Notes are purchased, the total Price to Public, Underwriting Discount and Proceeds to the Company will be $ , $ and $ , respectively.

     The Notes are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the Notes will be made in on or about , 1998.

Stifel, Nicolaus & Company
      Incorporated
                       Robert W. Baird & Co.
                           Incorporated
                                           EVEREN Securities, Inc.
                                                      Scott & Stringfellow, Inc.

The date of this Prospectus Supplement is          , 1998.


     Information contained in this prospectus supplement is subject to completion. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission pursuant to Rule 415 under the Securities Act of 1933. This prospectus supplement and the prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                                                         PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated herein or therein by reference. Unless otherwise indicated, the information in this Prospectus Supplement assumes that the Underwriters' over-allotment option will not be exercised.

                                                          The Company

     Dynex Capital, Inc., and its subsidiaries and affiliates (together, the "Company" unless the context otherwise requires) is a mortgage and consumer finance company that uses its loan production operations to create investments for its portfolio. Currently, the Company's primary production operations include the origination of mortgage loans secured by multifamily and commercial properties and the origination of loans secured by manufactured homes. The Company will generally securitize the loans funded as collateral for collateralized bonds, thereby limiting its credit risk and providing long-term financing for its investment portfolio. Dynex Capital, Inc., and its subsidiaries (together, "Dynex REIT") have elected to be treated as a real estate investment trust ("REIT") for federal income tax purposes and, as such, must distribute substantially all of their taxable income to shareholders and will generally not be subject to federal income tax. See "Federal Income Tax Considerations'" in the accompanying Prospectus.

     Dynex REIT has elected REIT status primarily for the tax advantages associated with the REIT structure. Management believes that the REIT structure is the most desirable structure for owning its investment portfolio due to the elimination of corporate-level income taxation. In addition, because the Company is not structured as a traditional lender that accepts deposits, it is subject to substantially less regulatory oversight and incurs lower compliance expenses compared to banks, thrifts and many other lenders and investors. The Company believes that by issuing collateralized bonds, it has an advantage over many of its competitors who securitize pools of loans as pass-through securities. Through the issuance of collateralized bonds, the Company earns net interest income over the life of these pools of loans, which is not subject to income tax because of Dynex REIT's status as a REIT. By contrast, many of its competitors generate immediate and fully taxable gain-on-sale income through the issuance of pass-through securities.

     The Company's principal source of earnings is net interest income on its investment portfolio. The Company's investment portfolio consists principally of collateral for collateralized bonds, mortgage securities and loans held for securitization. The Company funds its portfolio investments with both borrowings and cash raised from the issuance of equity capital. For the portion of the portfolio investments funded with borrowings, the Company generates net interest income to the extent that there is a positive spread between the yield on the earning assets and the cost of borrowed funds. For that portion of the balance sheet which is funded with equity capital, net interest income is primarily a function of the yield generated from the interest-earning asset. The cost of the Company's borrowings may be increased or decreased by hedging instruments such as interest rate swap, cap, or floor agreements, which are used to manage the Company's exposure to interest rate risk.

                                                      Lending Operations

     The Company's primary lending activities include commercial mortgage lending and manufactured housing lending. The Company will provide mortgage financing for apartment properties, assisted living and retirement housing, skilled nursing facilities, limited and full service hotels, urban and suburban office buildings, retail shopping strips and centers, light industrial buildings and manufactured housing parks, among others. The Company"s manufactured housing production includes installment loans, land/home loans and inventory financing to manufactured housing dealers. In addition to these primary sources of loan production, the Company leases and provides financing to builders of single family homes that serve as model homes for those builders and purchases and manages real estate property tax receivables. Additionally, the Company has purchased and may continue to purchase single family mortgage loans on a "bulk" basis from time to time.

     The main purposes of the Company's production operations are to enhance the return on shareholders' equity ("ROE") by earning a favorable net interest spread while loans are being accumulated for securitization and to create investments for the Company's portfolio at a lower cost than if such investments were purchased from third parties. The creation of such investments generally involves the issuance of collateralized bonds or pass-through securities collateralized by the loans generated from the Company's production activities, and the retention of one or more classes of the collateralized bonds or securities relating to such issuance. The securitization of loans as collateralized bonds and pass-through securities generally limits the Company's credit and interest rate risk in contrast to retaining loans in the portfolio in whole-loan form using short term funding sources.


                                                  Selected Financial Data

     The following selected financial data are derived from the audited financial statements of the Company at and for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 and from the unaudited financial information at and for the three months ended March 31, 1998 and 1997. The data should be read in conjunction with, and is qualified by reference to, the more detailed information contained in the Consolidated Financial Statements and Notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, which is herein incorporated by reference. The results for the three months ended March 31, 1998, as reported, are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.


                                 Three Months Ended March                        Years Ended December 31,
                                            31,
                                 --------------------------- ------------------------------------------------------------------
                                     1998         1997          1997          1996         1995         1994         1993
                                 --------------------------- ------------------------------------------------------------------

(dollars in thousands, except
per share data)
Operating Data:
Total interest income              $ 98,332      $ 77,022      $336,904     $ 312,301    $  255,254    $ 227,920    $ 172,256
Total interest and related           80,658        56,431       252,167       237,160       211,463      182,942      127,237
expense
                                 --------------------------- ------------------------------------------------------------------

Net interest margin                  17,674        20,591        84,737        75,141        43,791       44,978       45,019
Gain on sale of single family              -            -              -       17,285             -            -            -
mortgage operations
Net gain on sale of assets            4,657         2,487        10,254           503         9,651       27,723       23,585
Other income                            628           451         3,604           882         1,591          840          734
General and administrative            8,527         5,219        24,597        20,763        18,123       21,284       15,211
expenses
                                 =========================== ==================================================================
Net income                         $ 14,432      $ 18,310      $ 73,998     $  73,048    $   36,910    $  52,257    $  54,127
                                 =========================== ==================================================================

Total revenue                      $103,617      $ 79,960      $350,762     $ 330,971    $  266,496    $ 256,483    $ 196,575
Total expenses                     $ 89,185      $ 61,650      $276,764     $ 257,923    $  229,586    $ 204,226    $ 142,448
Net income per common share (1)
   Basic                           $    0.25     $    0.35     $    1.38    $    1.54    $      0.85   $     1.32   $     1.56
   Diluted                              0.25          0.35          1.37         1.49           0.85         1.32         1.56
Balance Sheet Data (as of period
end):
Investments: (2)
   Collateral for collaterized     $3,810,259    $2,495,256    $4,375,561  $2,698,342    $1,025,680    $ 441,222    $ 434,698
   bonds
   Mortgage securities               938,153      910,194     513,750      890,212        2,138,584    2,563,811    2,288,472
   Other investments                 245,661      121,250     214,120      98,943            42,101       33,473       12,477
   Loans held for securitization   1,077,145      388,077     235,023      265,537          220,048      501,272      777,769
                                 --------------------------- ------------------------------------------------------------------
Total investments                  $6,071,218    $3,914,777    $5,338,454  $3,953,034     $3,426,413   $3,539,778   $3,513,416

Total assets                       $6,116,407    $3,945,803    $5,378,172  $3,983,122     $3,486,288   $3,590,383   $3,724,554

Non-recourse debt - collateralized $3,090,979    $1,956,194    $3,632,079  $2,147,384     $ 843,856    $ 351,406    $430,470
bonds
Recourse debt                      2,438,427    1,450,435     1,145,695    1,299,876      2,238,931    3,010,372    2,990,289
Total liabilities                  5,566,960    3,440,854     4,817,263    3,479,505      3,131,465    3,400,350    3,471,522
Shareholders' equity                 549,447      504,949     560,909      503,617          354,823      190,033      253,032

Net interest spread                   1.24%         1.71%          1.48%        1.52%         1.04%        1.12%        1.55%
Return on average common              12.5%         18.8%          17.9%        21.6%         12.5%        19.2%        25.8%
shareholders' equity (3)
Ratio of available earnings to        1.71x         1.89x          1.81x        1.56x         1.26x        1.35x        1.69x
fixed  charges (4)

___________________________

(1) Net income per share has been adjusted to reflect the two-for-one split of the Company's common stock effective May 5, 1997.
(2)  Collateral  for
collateralized bonds and mortgage securities are shown at fair value as of March 31, 1998 and 1997, December 31, 1997, 1996, 1995 and 1994 and at amortized cost as of  December  31,  1993.
(3)Excludes  unrealized  gain/loss  on  investments available-for-sale
(4)For purposes of computing the ratios, "available earnings" consist of net income before income tax plus interest and debt expense and excludes fixed charges related to those collateralized bonds issued by the Company which are non-recourse to the Company. The sum is divided by fixed charges, which consists of total interest and debt expense.


                                               The Offering


     Securities  Offered.............  $60,000,000  principal amount of % Senior
Notes due July 1, 2008.

     Form and  Denominations.........  Notes will be issued in  fully-registered form, pursuant to a book-entry system, in denominations of $1,000 and integral multiples thereof. See "Description of Notes - Book-Entry System."

     Interest Payment Date..........  Monthly commencing on July 1, 1998, and on the first day of each month thereafter. The first interest payment will represent interest from the date of delivery of the Notes, anticipated to be , 1998 through July 1, 1998.

Maturity Date..................     July 1, 2008.

     Optional  Redemption  by  the  Company............  At  the  option  of the
Company, the Notes may be redeemed, at any time on or after July 1, 2001, in whole or in part, at par plus accrued interest to the date of redemption.

Optional Redemption by the Holder.............  The Notes may be redeemed by the
Holder upon a Change of Control  Triggering Event. See "Description of the Notes
- Repurchase at Option of Holders Upon a Change of Control Triggering Event."

     Ranking;  Subordination.........   The  Notes  will  be  senior,  unsecured
obligations of the Company and will rank prior to all subordinated indebtedness of the Company and pari passu with all other senior unsecured indebtedness of the Company, with the exception that the Notes will be junior in right of payment of principal to the Company's existing Series A and B Notes. See "Description of the Notes - Ranking; Subordination." Any common stock and preferred stock of the Company are junior in right of payment of the Notes. The Company may issue additional indebtedness that may be ranked pari passu with the Notes. See "Description of the Notes - Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock." The Notes are not insured by the FDIC or otherwise and are not secured by any assets of the Company.

     Covenants......................  The  indenture,  dated as of July 14, 1997
(the "Indenture") between the Company and Chase Bank of Texas, N.A., Houston, Texas (the "Trustee"), contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries and affiliates to incur additional indebtedness other than Permitted Indebtedness, make certain investments other than Permitted Investments, enter into certain consolidations or mergers and enter into certain transactions with affiliates, in each case subject to exceptions and qualifications provided therein. See "Description of the Notes - Certain Covenants."

     Use of  Proceeds................  The Company intends  initially to use the net proceeds to reduce short-term debt used to finance loans held for securitization during the accumulation period. In the future, the Company intends to use the proceeds to support the accumulation of additional loans held for securitization or for general corporate purposes, which may include financing future acquisitions, capital expenditures and working capital.

          Results of Operations

     For the three months ended March 31, 1998 compared to the three months ended December 31, 1997 and March 31, 1997

     Net income for the three months ended March 31, 1998 was $14.4 million compared to $17.8 million for the three months ended December 31, 1997 and $18.3 million for the three months ended March 31, 1997. The decrease in the Company's earnings during the three months ended March 31, 1998 as compared to the three months ended December 31, 1997 and the three months ended March 31, 1997 was primarily the result of a decrease in net interest margin and an increase in general and administrative expenses that were offset partially by an increase in the gain on sale of assets.

     Net interest margin for the three months ended March 31, 1998 decreased to $17.7 million compared to the net interest margin of $21.9 million and $20.6 million for the three months ended December 31, 1997 and March 31, 1997, respectively. The decrease was primarily the result of an increase in amortization expense as compared to the prior periods, which resulted from a much higher rate of mortgage prepayments on the adjustable rate mortgage ("ARM") loans and securities in the Company's investment portfolio during the first quarter of 1998.

     For the three months ended March 31, 1998, the net gain on sale of assets increased to $4.7 million compared to $2.0 million for the three months ended December 31, 1997 and $2.5 for the three months ended March 31, 1997. The increase in the net gain was primarily the result of premiums of $2.6 million received from call options written that expired during the quarter.

     General and administrative expenses increased to $8.5 million for the three months ended March 31, 1998 compared to $7.2 million for the three months ended December 31, 1997 and $5.2 million for the three months ended March 31, 1997. The increase was a result of continued growth in the infrastructure of the current production operations.

1997 compared to 1996

     Net income increased for 1997 compared to 1996 primarily because of an increase in both net interest margin and gain on sale of assets. These increases were offset partially by an increase in general and administrative expenses and no comparable gain to the gain on sale of the single family mortgage operations in 1996. The decrease in the Company's net income per common share during 1997 as compared to 1996 is primarily the result of an increase in the average number of common shares outstanding due to the issuance of new common stock and the partial conversion of outstanding preferred stock.

     Net interest margin for the year ended December 31, 1997 increased to $84.7 million, or 12.8%, over net interest margin of $75.1 million for the same period in 1996. The increase in net interest margin was a result of an overall growth in average interest-earning assets, which increased to $4.5 billion during 1997 as compared to $4.1 billion for 1996. Additionally, the increase in net interest margin was due to the additional common stock issued during 1997, the proceeds from which were initially used to pay short-term borrowings.

     The gain on the sale of the single family mortgage operations in 1996 was a one-time gain related to the sale of the Company's single family correspondent, wholesale and servicing business on May 13, 1996. The net gain on sale of assets for 1997 increased to $10.3 million, as compared to a $0.5 million gain for 1996. The gain on sale of assets during 1997 was primarily the result of $9.9 million in premiums received on covered call options and put options written during 1997 and $0.6 million in gains generated on the sale of certain investments. During 1996, the Company sold certain investments in its portfolio, which resulted in a $2.0 million net gain. The Company also wrote down, by $1.5 million, the carrying value of certain mortgage derivative securities because anticipated future prepayment rates were expected to result in the Company receiving less cash than its remaining basis in those investments.

     General and administrative expenses increased $3.8 million, or 18.5%, to $24.6 million in 1997. This increase was primarily a result of the growth in the Company's current production operations offset partially by the expense reductions resulting from the sale of the single family mortgage operations in May 1996. In 1997, the Company opened one regional office and three district offices to support its manufactured housing lending operations.

1996 compared to 1995

     Net income and net income per common share increased for 1996 as compared to 1995 primarily as a result of the increase in net interest margin and the gain on sale of the single-family mortgage operations. This increase was offset partially by a decline in the gain on sale of assets and an increase in general and administrative expenses.

     Net interest margin for 1996 increased to $75.1 million, or 71.5%, over net interest margin of $43.8 million for 1995. The increase in net interest margin resulted from the overall increase in the net interest spread on all interest-earning assets, which increased to 1.52% for 1996 versus 1.04% for 1995. The increase in net interest margin also resulted from the increased contribution from the Company's net investment in collateralized bonds. The 0.48% increase in the net interest spread is attributable to the ARM securities being fully-indexed during 1996 and the more favorable interest rate environment, which benefited interest costs associated with collateralized bonds and borrowings related to the ARM securities. During 1995, as a result of rising short-term rates during both 1994 and early 1995, the Company's ARM securities were generally not fully-indexed throughout the year.

     The sale of the Company's single-family mortgage operations in 1996 generated a net gain of $17.3 million. Previously, the single-family mortgage operations had contributed to the Company's earnings through the securitization and sale of loans funded through its production activities as pass-through securities, recorded as gain on sale of assets, and through the funding of loans that were securitized in collateralized bonds. In 1995, the Company recorded a net gain on sale of assets related to the securitization and sale of loans amounting to $4.7 million. No gain on securitization or sale of loans was recorded in 1996. Net gain on sale of assets during 1996 resulted primarily from the sale of certain portfolio assets totaling approximately $2.0 million, offset partially by the write-down of certain assets for permanent impairment totaling $1.5 million. In 1995, the Company sold portfolio assets for a net gain of $3.8 million and recorded no write-downs. The Company also sold previously purchased mortgage servicing rights for a gain of $1.2 million in 1995.

     In 1996, general and administrative expenses increased $2.6 million, or 14.6%, to $20.8 million, as the Company continued to build its infrastructure for its manufactured housing operations. General and administrative expenses also increased from 1995 as a result of the Company"s continued expansion of its wholesale origination capabilities for its single-family mortgage operations prior to its sale. The Company continued to expand its manufactured housing operations, and in August 1996, acquired Multi-Family Capital Markets, Inc. to expand its multi-family and commercial real estate lending businesses.

                                                      CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at March 31, 1998, and as adjusted to give effect to the issuance of the Notes and the application of the estimated net proceeds therefrom as described under "Use of Proceeds" as described herein.


                                                                                          March 31, 1998
                                                                           ---------------------------------------------
  (dollars in thousands except share data)                                       Actual                 As Adjusted
                                                                           -------------------        -----------------

Total Debt:
    Non-recourse debt -- collateralized bonds...........................      $   3,090,979              $  3,090,979
    Repurchase agreements...............................................          1,861,270                 1,861,270
    Notes payable.......................................................            436,157                   376,157
    Senior Notes payable ...............................................            141,000                   201,000
                                                                           -------------------        -----------------
                                                                           -------------------        -----------------
     Total debt.........................................................      $   5,529,406              $  5,529,406
                                                                           -------------------        -----------------


  Shareholders' Equity:
    Preferred Stock, par value $.01 per share,
       50,000,000 shares authorized;
       Series A Cumulative Convertible Preferred Stock, $24 per share
         liquidation value, 1,323,061 shares issued and outstanding.....      $      30,220              $     30,220
       Series B Cumulative Convertible Preferred Stock, $24.50 per share
         liquidation value, 1,917,234 shares issued and outstanding.....             44,880                    44,880
       Series C Cumulative Convertible Preferred Stock, $30 per share
         liquidation value, 1,840,000 shares issued and outstanding.....             52,740                    52,740
    Common stock, par value $.01 per share, 100,000,000 shares authorized;
       45,584,622 issued and outstanding ...............................                456                       456
    Additional paid in capital..........................................            347,849                   347,849
    Net unrealized gain on investments available-for-sale...............             67,895                    67,895
  Retained earnings.....................................................              5,407                     5,407
                                                                           -------------------        -----------------
  Total shareholders' equity............................................            549,447                   549,447
                                                                           -------------------        -----------------
  Total capitalization..................................................      $   6,078,853              $  6,078,853
                                                                           ===================        =================


                                                         BUSINESS

Business Focus and Strategy

     The Company strives to create a diversified portfolio of investments that in the aggregate generates stable income for the Company in a variety of interest rate environments and preserves the capital base of the Company. The Company seeks to generate growth in earnings and dividends per share in a variety of ways, including: (i) adding investments to its portfolio when opportunities in the market are favorable, (ii) developing production capabilities to originate and acquire financial assets in order to create attractively priced investments for its portfolio, as well as control the underwriting and servicing of such financial assets, and (iii) increasing the efficiency with which the Company utilizes its equity capital over time. To increase potential returns to shareholders, the Company also employs leverage through the use of secured borrowings and repurchase agreements to fund a portion of its portfolio investments. The Company's specific strategies for its lending operations and investment portfolio are discussed below.

Lending Strategies

     The Company strives to be a vertically integrated lender by performing the sourcing, underwriting, funding and servicing of loans to maximize efficiency and provide superior customer service. The Company adheres to the following business strategies in its lending operations:

     develop loan production capabilities to originate and acquire financial assets in order to create attractively priced investments for its portfolio, generally at a lower cost than if investments with comparable risk profiles were purchased in the secondary market;

     focus on loan products that maximize the advantages of the REIT tax election;

     emphasize direct relationships with the borrower and minimize, to the extent practical, the use of origination intermediaries;

     use internally generated guidelines to underwrite loans for all product types and maintain centralized loan pricing; and

     perform the servicing function for loans on which the Company has credit exposure, emphasizing the use of early intervention, aggressive collection and loss mitigation techniques in the servicing process with the goal of managing and reducing delinquencies and minimizing losses in its securitized loan pools.

Investment Portfolio Strategies

     The Company adheres to the following business strategies in managing its investment portfolio:

     use its loan origination capabilities to provide assets for its investment portfolio, generally at a lower effective cost than if investments of comparable risk profiles were purchased in the secondary market;

     securitize its loan production to provide long-term financing for its investment portfolio and to reduce the Company's liquidity, interest rate and credit risk;

     utilize leverage to finance purchases of loans and investments in line with prudent capital allocation guidelines that are designed to balance the risk in certain assets, thereby increasing potential returns to shareholders while seeking to protect the Company's equity base;

     structure borrowings to have interest rate adjustment indices and interest rate adjustment periods that, on an aggregate basis, generally correspond (within a range of one to six months) to the interest rate adjustment indices and interest rate adjustment periods of the related asset; and

     utilize interest rate caps, swaps and similar instruments and securitization vehicles with such instruments embodied in the structure to mitigate the risk of the cost of its variable rate liabilities increasing at a faster rate than the earnings on its assets during a period of rising interest rates.

                                   Lending Operations

     The Company's primary lending activities include commercial mortgage lending and manufactured housing lending. The Company provides mortgage financing for apartment properties, assisted living and retirement housing, skilled nursing facilities, limited and full service hotels, urban and suburban office buildings, retail shopping strips and centers, light industrial and warehouse buildings and manufactured housing parks, among others. The Company's manufactured housing production includes installment loans, land/home loans and inventory financing to manufactured housing dealers. In addition to these primary sources of loan production, the Company provides financing for, or purchases and leases single family homes to builders of single family homes that serve as model homes for those builders. The Company also purchases and manages real estate property tax receivables. Additionally, the Company has purchased and may continue to purchase single family mortgage loans on a "bulk" basis from time to time.

     The main purposes of the Company's production operations are to enhance the ROE by earning a favorable net interest spread while loans are being accumulated for securitization and to create investments for the Company's portfolio at a lower cost than if such investments were purchased from third parties. The creation of such investments generally involves the issuance of collateralized bonds or pass-through securities collateralized by the loans generated from the Company's production activities, and the retention of one or more classes of the collateralized bonds or securities relating to such issuance. The securitization of loans as collateralized bonds and pass-through securities generally limits the Company's credit and interest rate risk in contrast to retaining loans in the portfolio in whole-loan form using short term financing.

Commercial Lending Operations

     The Company originates commercial mortgage loans which are secured primarily by multifamily properties, as well as limited service and full service hotels, office buildings, light industrial and warehouse spaces, assisted living and retirement homes, skilled nursing facilities, distribution centers and retail space, among others. The Company originally entered the commercial market in 1992 as a multifamily lender focused on multifamily mortgage loans secured by apartment properties that qualified for low-income housing tax credits ("LIHTCs") under Section 42 of the Internal Revenue Code. Since 1992, the Company has funded or provided loan commitments for approximately $1 billion of LIHTC communities nationwide. The Company believes that it is one of the country's leading LIHTC lenders. In 1997, the Company broadened its commercial mortgage lending beyond LIHTC apartment properties to include apartment properties that have not received LIHTCs, assisted living and retirement housing, skilled nursing facilities, limited service and full service hotels, office buildings, retail shopping strips and centers and light industrial buildings.

     LIHTC Lending For property owners to comply with the LIHTC regulations, owners must "set aside" at least 20% of the units for rental to families with income of 50% or less of the median income for the locality as determined by the Department of Housing and Urban Development (HUD), or at least 40% of the units to families with income of 60% or less of the HUD median income. Most owners elect the "40-60 set-aside" and designate 100% of the units in the project as LIHTC units. Additionally, rents cannot exceed 30% of the annual HUD median income adjusted for the unit's designated "family size."

     Generally, the LIHTCs are sold by the developers to investors prior to construction in order to provide additional equity for the project. The sale of the LIHTCs typically provides funds equal to approximately 25% - 50% of the construction costs of the project depending on the specific LIHTC program. The multifamily loans made by the Company normally fund the difference between the project cost (including a fee to the developer) and the funds generated from the sale of the LIHTCs. The multifamily mortgage loans originated by the Company are currently sourced through direct relationships with the developers and syndicators of LIHTCs. There are no correspondent or broker relationships.


     Multifamily Construction/Permanent Lending As a part of its product expansion efforts during 1997, the Company began offering a multifamily construction/permanent loan program for LIHTC properties. The construction loans generally range in size from $1 million to $10 million with a loan-to-value ratio of 80% or less of the appraised property value. The Company underwrites each property to its required debt service coverage and loan-to-value levels, and serves as the construction loan administrator on each property.

     Tax-exempt Multifamily Housing Bonds The Company facilitates the issuance of tax-exempt multifamily housing bonds by state, local and municipal housing authorities, the proceeds of which are used to fund mortgage loans on LIHTC multifamily properties. The Company enters into standby commitment agreements whereby the Company is required to pay principal and interest to the bondholders in the event there is a payment shortfall on the underlying mortgage loans. In addition, the Company is required to purchase the bonds if such bonds are not able to be remarketed by the remarketing agent. The bonds are remarketed in the tax-exempt market generally every seven days. The Company provides letters of credit to support its obligations, and has provided such letters of credit in the amount of $25.9 million as of March 31, 1998.

     Other Commercial Lending The Company's expansion into non-multifamily commercial lending during 1997 was due to several factors: (i) to increase volume to expedite securitizations, (ii) to capitalize on the underwriting, closing and servicing infrastructure that the Company already had in place, and
(iii) to benefit in the securitization rating levels from a more diversified pool of loans. The commercial loans are combined with the multifamily loans and securitized through the issuance of collateralized bonds.

     The Company sources these commercial loans through direct relationships with developers, property owners and on a selected basis from commercial mortgage bankers. The Company's underwriting guidelines for other commercial mortgage loans are generally consistent with rating agency and investor requirements.

     The other commercial mortgages primarily have fixed interest rates with loan sizes that generally vary from $1 million to $20 million. The product types include mainly limited service hotels, industrial warehouse, distribution centers, retirement homes, retail and office property.

     Risk Management Because the Company funds and commits to fund commercial loans at fixed-interest rates, the Company is exposed to interest rate risk to the extent that interest rates increase prior to the time such loans are securitized. The Company strives to mitigate such risk by the use of futures contracts and forward contracts of US treasury securities with duration characteristics similar to such loans and loan commitments.

Manufactured Housing Lending Operations

     The Company has been funding manufactured housing loans since 1996. The Company believes the manufactured housing lending market is growing as a result of strong customer demand. The market for loans on new manufactured homes is expected to grow as shipments of multi-section homes relative to single-section homes increase based on information from the Manufactured Housing Institute's 1997-1998 "Quick Facts". The Company believes the manufactured home is gaining greater market acceptance as the product's quality improves and its affordability remains attractive versus site built housing.

     A manufactured home is distinguished from a traditional single family home in that the housing unit is constructed in a plant, transported to the site and secured to a pier or a foundation, whereas a single family home is built on the site. The majority of the manufactured housing loans are in the form of a consumer installment loan (i.e., a personal property loan) in which the borrower rents or owns the land underlying the manufactured home. However, an increasing percentage of these loans are in the form of a "land/home" loan, a first lien mortgage loan. The Company offers both fixed and adjustable rate loans with terms ranging from 7 to 30 years. The Company underwrites all loans which it originates. As of March 31, 1998, the Company had $137 million in principal balance of manufactured housing loans held for securitization and had commitments outstanding of approximately $94 million. As of March 31, 1998, the average funded amount per loan is approximately $40,000. To date, approximately 96% of the Company's loan fundings have been fixed interest rate loans.

     The Company has two primary distribution channels -- its dealer network and direct lending. Substantially all new manufactured homes are sold through manufactured housing dealers. According to the May 1996 "Manufactured Housing and Recreational Vehicle Industries" by Merrill Lynch, approximately 90% of these homes are financed. The Company plans to expand its distribution channels to nearly all sources for manufactured housing loans by establishing relationships with park owners, developers of manufactured housing communities, manufacturers of manufactured homes, brokers and correspondents. As of March 31, 1998, the Company had 1,346 approved dealers with 2,600 sales locations.

     The Company services its dealer network through its home office in Virginia and its five regional offices located in North Carolina, Georgia, Texas, Ohio and Washington. The Company also has three district sales offices. Each regional office supports three to four district sales managers who establish and maintain relationships with manufactured housing dealers. By using the home/regional/district office structure, the Company has created a decentralized customer service and loan origination organization with centralized controls and support functions. The Company believes that this approach also provides the Company with a greater ability to maintain customer service, to respond to market conditions, to enter and exit local markets and to test new products.

     During the first quarter of 1998, the Company established its "National Business Center" (NBC) to focus on the refinance and re-sale market for manufactured housing loans. The Company anticipates that the NBC will be expanded to other products in the future.

     Inventory Financing. The Company offers inventory financing, or "lines of credit," to retail dealers for the purpose of purchasing manufactured housing inventory to display and sell to customers. Under such arrangements, the Company will lend against the dealer's line of credit when an invoice representing the purchase of a manufactured home by a dealer is presented to the Company by the manufacturer of the manufactured home. Prior to approval of the line of credit for the dealer, the Company will perform a financial review of the manufacturer as well as the dealer. The Company performs monthly inspections of the dealer's inventory financed by the Company and annual reviews of both the dealer and the manufacturer. The Company believes that offering this product will increase market presence and will enable the Company to improve its positioning with the dealers and manufacturers.

     Manufactured housing loans originated by the Company are primarily fixed-rate loans. To reduce interest rate risk associated with these fixed-rate loans, the Company utilizes interest rate forwards, futures and swaps until the pool of loans is securitized. To date, the loans have been securitized through the issuance of variable rate bonds, with the interest on a portion of such bonds swapped to a fixed rate through an interest rate swap agreement.

Specialty Finance

     Model Home Sale/Leaseback and Lending Program. The Company provides financing to single family home builders through a sale/leaseback program in which the Company purchases single family homes from builders and the builders simultaneously lease the homes back for use as models. The Company also provides loans to builders secured by the single family homes used as models. The Company has an appraisal performed on each home and limits the amount of the loan or purchase price for the homes to a predetermined percentage of each home's appraised value. Upon expiration of the lease period, the Company sells the home to a third-party buyer. The lease terms are generally 12-24 months and can be extended at the option of the builder upon approval of the Company. For the three months ended March 31, 1998, the Company purchased and subsequently leased back or provided financing to builders for $30 million of models homes. At March 31, 1998, the Company had $147 million of model homes on lease or had provided financing to 25 builders throughout the United States and Mexico.


     Property Tax Receivables. Since 1993, the Company has been involved in the purchase and management of property tax receivables from various state and local jurisdictions. A property tax receivable is a delinquent tax on real property that has a lien status superior to any mortgage (and most other liens) on the property. As a result, the property tax receivables generally have a very low "lien-to-value". Various jurisdictions sell these property tax receivables to investors, as the private sector is more efficient and better equipped to collect the taxes and to get the properties back on the tax rolls. The Company offers payment plans to taxpayers in order to assist them in bringing their property taxes current. In the event the taxpayer does not pay the property tax receivable, the Company has the right to foreclose on the property to recover the amount of the tax, accrued interest, and associated costs.

     The Company had $41 million of property tax receivables at March 31, 1998 in five states. Over 80% of the property tax receivables are on single family residential properties. The Company has established local offices responsible for collecting the property tax receivables, and if necessary, foreclosing on the properties in the event that the collection efforts fail.

Single Family Lending

     Pursuant to the terms of the sale of the Company's single family mortgage operations to a subsidiary of Dominion Resources, Inc. during the second quarter of 1996, the Company is precluded from originating or purchasing certain types of single family loans through a wholesale or correspondent network through April, 2001. However, the Company may purchase any type of single family loans on a bulk basis, i.e., in blocks of $25 million or more, and may originate loans on a retail basis. Currently, the Company purchases "A" quality adjustable-rate, single family loans on a bulk basis to the extent that the Company can generate a favorable return on investment upon securitization. Due to the sale of its single family mortgage operations, the Company does not currently have the internal capability to directly underwrite single family mortgage loans. In the future, the Company may re-establish an internal capability for single family mortgage loans. In the interim, the Company may utilize independent contractors to assist in the underwriting and servicing of such loans. For the three months ended March 31, 1998, the Company purchased $562 million of single family, "A" quality loans through such bulk loan purchases.

Loan Servicing

     During 1996, the Company established the capability to service both commercial and manufactured housing loans funded through its production operations. The purpose of servicing the loans funded through the production operations is to manage the Company's credit exposure more effectively while the loans are held for securitization, as well as to manage the credit exposure that is usually retained when the Company securitizes the pool of loans. The commercial servicing function is located in Glen Allen, Virginia and includes collection and remittance of principal and interest payments, administration of tax and insurance accounts, management of the replacement reserve funds, collection of certain insurance claims and, in the event of default, the workout of such situations through either a modification of the loan or the foreclosure and sale of the property.

     The manufactured housing servicing function is operated in Fort Worth, Texas. As the servicer of manufactured housing loans, the Company is responsible for the collection of monthly payments, and if the loan defaults, the resolution of the defaulted loan through either a modification of the loan or the repossession and sale of the related property. With manufactured housing loans, minimizing the time between the date the loan goes in default and the time that the manufactured home is repossessed and sold is critical to mitigating losses on such loans.

Loan Securitization Strategy

     The Company primarily uses funds provided by its senior notes, bank borrowings and equity to finance loan production when loans are initially funded. When a sufficient volume of loans is accumulated, the loans are securitized through the issuance of collateralized bonds. The Company strives to securitize its loan production every three to six months. As a result of the reduction in the availability of mortgage pool insurance, and the Company's desire to reduce both the variability of its earnings and its recourse borrowings as a percentage of its overall borrowings, the Company has utilized the collateralized bond structure for securitizing substantially all of its loan production since the beginning of 1995. Prior to 1995, the Company issued pass-through securities, in a senior-subordinated structure or with pool insurance.

     The Company believes that securitization is an efficient and cost effective way to (i) reduce capital otherwise required to own the loans in whole loan form, (ii) limit the Company's credit exposure on the loans, (iii) lower the overall cost of financing the loans and (iv) limit the Company's exposure to interest rate and/or valuation risk, depending on the securitization structure. The length of time between when the Company funds the loan and when it securitizes such loan varies depending on certain factors, including the loan volume, fluctuations in the prices of securities and variations in the securitization process.

     The securities are structured by the Company so that a substantial portion of the securities are rated in one of the two highest rating categories (i.e., AAA or AA) by at least one of the nationally recognized rating agencies. In contrast to mortgage-backed securities in which the principal and interest payments are guaranteed by the U. S. government or an agency thereof, securities created by the Company do not benefit from any such guarantee. The ratings for the Company's collateralized bonds are based on the perceived credit risk by the applicable rating agency of the underlying loans, the structure of the securities and the associated level of credit enhancement. Credit enhancement is designed to provide protection to one or more classes of security holders in the event of a borrower default and to protect against other losses, including those associated with fraud or reductions in the principal balances or interest rates on mortgage loans as required by law or a bankruptcy court. Credit enhancement for these securities may take the form of over-collateralization, subordination, reserve funds, mortgage pool insurance, bond insurance, third-party limited guaranties or any combination of the foregoing. The Company strives to use the most cost effective security structure and form of credit enhancement available at the time of securitization. Each series of securities is expected to be fully payable from the collateral pledged to secure the series.

     Master Servicing The Company performs the function of master servicer for certain of the securities it has issued, including all of the securities it has issued since 1995. The master servicer's function typically includes monitoring and reconciling the loan payments remitted by the servicers of the loans, determining the payments due on the securities and determining that the funds are correctly sent to a trustee or investors for each series of securities. Master servicing responsibilities also include monitoring the servicers' compliance with its servicing guidelines. As master servicer, the Company is paid a monthly fee based on the outstanding principal balance of each such loan master serviced or serviced by the Company as of the last day of each month. As of March 31, 1998, the Company master serviced $3.7 billion in securities.

                                                   Investment Portfolio

     The core of the Company's earnings is derived from its investment portfolio. The Company's strategy for its investment portfolio is to create a diversified portfolio of high quality assets that in the aggregate generates stable income in a variety of interest rate and prepayment environments and preserves the Company's capital base. In many instances, the investment strategy involves not only the creation of the asset, but also structuring the related securitization or borrowing to create a stable yield profile and reduce interest rate and credit risk.

     The Company continuously monitors the aggregate cash flow, projected net yield and market value of its investment portfolio under various interest rate and prepayment environments. While certain investments may perform poorly in an increasing or decreasing interest rate environment, certain investments may perform well, and others may not be impacted at all. Generally, the Company adds investments to its portfolio that are designed to increase the diversification and reduce the variability of the yield produced by the portfolio in different interest rate environments.

     Credit Quality. The investment portfolio is of very high credit quality. Excluding residual and derivative securities where the risk is primarily the rate of prepayments and not credit, 98% of the Company's investments relate to securities rated AA or AAA by at least one rating agency. These ratings are based on AAA-rated bond insurance, mortgage pool insurance or subordination. On securities where the Company has retained a portion of the credit risk below the investment grade level (BBB), the Company's maximum exposure to credit losses (net of discounts, reserves and third party guarantees) was $94 million as of March 31, 1998.

     Composition. At March 31, 1998, the Company's investments included the following amounts at their carrying basis:

                                                                 Balance            % of Total
                                                            -------------------   ------------------

              (dollars in thousands)
               Investments:
                   Collateral for collateralized bonds         $     3,810,259           62.8%
                   Mortgage securities:
                     Adjustable-rate mortgage securities            674,540              11.1
                     Fixed-rate mortgage securities                 169,663               2.8
                     Residual and derivative securities              93,950               1.6
                                                            -------------------   ------------------
                       Total mortgage securities                    938,153              15.5

                Other investments                                   245,661               4.0

                     Loans held for securitization                1,077,145              17.7
                                                            -------------------   ------------------

                         Total investments                     $  6,071,218             100.0%
                                                            ===================   ==================

     The following amounts represent the distribution of the above investments by product type at March 31, 1998:

                                                                  Balance             % of Total
                                                             ------------------    ------------------

                (dollars in thousands)
                Investments secured by:
                     Single family loans                       $  4,709,430               77.6%
                     Multifamily loans                              510,307                8.4
                     Manufactured housing loans                     366,182                6.0
                     Commercial loans                               227,114                3.7
                     Model homes leases and loans                   146,478                2.4
                     Property tax receivables                        41,154                0.7
                     Installment note receivable                     28,500                0.5
                     Corporate bonds                                 25,732                0.4
                     Other                                           16,321                0.3
                                                             ------------------    ------------------

                   Total Investments                           $  6,071,218              100.0%
                                                             ==================    ==================

     Collateral for collateralized bonds. Collateral for collateralized bonds represents the single largest investment in the Company's portfolio. Interest margin on the net investment in collateralized bonds (defined as the principal balance of collateral for collateralized bonds less the principal balance of the collateralized bonds outstanding) is derived primarily from the difference between (i) the earnings generated from the collateral pledged to secure the collateralized bonds and (ii) the amounts required for payment on the collateralized bonds and related insurance and administrative expenses. Collateralized bonds are generally non-recourse to the Company. The Company's yield on its net investment in collateralized bonds is affected primarily by changes in interest rates and prepayment rates and, to a lesser extent, credit losses on the underlying loans. The Company may retain for its investment portfolio certain classes of the collateralized bonds issued and pledge such classes as collateral for repurchase agreements. Collateral for collateralized bonds is composed primarily of ARM securities with indices based on six-month London InterBank Offered Rate ("LIBOR") and one-year Constant Maturity Treasury Index ("CMT"). The Company's current lending production is predominantly fixed-rate loans, and accordingly the mix of adjustable-rate versus fixed-rate loans may change in future periods.

     ARM securities. Another segment of the Company's portfolio is the investments in ARM securities. The interest rates on the majority of the Company's ARM securities reset every six months and the rates are subject to both periodic and lifetime limitations. Generally, the Company finances a portion of its ARM securities with repurchase agreements, which have a fixed rate of interest over a term that ranges from 30 to 90 days and, therefore, are not subject to repricing limitations. As a result, the net interest margin on the ARM securities could decline if the spread between the yield on the ARM security versus the interest rate on the repurchase agreement was to be reduced.

     Fixed-rate mortgage securities. Fixed-rate mortgage securities consist of securities that have a fixed-rate of interest for at least three years. The Company's yields on these securities are primarily affected by changes in prepayment rates. Such yields will decline with an increase in prepayment rates and will increase with a decrease in prepayment rates. The Company generally borrows against its fixed-rate mortgage securities through the use of repurchase agreements.

     Residual and derivative securities. Residual and derivative securities consist primarily of interest-only securities ("I/Os"), principal-only securities ("P/Os") and residual interests that were either purchased or created through the Company's production operations. An I/O is a class of a collateralized bond or a mortgage pass-through security that pays to the holder substantially all interest. A P/O is a class of a collateralized bond or a mortgage pass-through security that pays to the holder substantially all principal. Residual interests represent the excess cash flows on a pool of mortgage collateral after payment of principal, interest and expenses of the related mortgage-backed security or repurchase arrangement. Residual interests may have little or no principal amount and may not receive scheduled interest payments. Included in the residual interests at March 31, 1998 was $75 million of equity ownership in ARM trusts which own collateral financed with repurchase agreements. The collateral consists primarily of agency ARM securities. The Company's borrowings against its derivative and residual securities is limited by certain loan covenants to 3% of shareholders' equity. The yields on these securities are affected primarily by changes in prepayment rates and by changes in short-term interest rates.

     Other investments. Other investments consists primarily of single family homes purchased and simultaneously leased back to home builders. At the end of each lease, generally after a twelve to eighteen month lease term, the Company will sell the home. Also included in other investments are property tax receivables and an installment note received as part of the consideration for the sale of the single family mortgage operations in 1996.

     Loans held for securitization. Loans held for securitization consist primarily of loans originated or purchased through the Company's production operations that have not been securitized. During the accumulation period, the Company is exposed to risks of interest rate fluctuations and may enter into hedging transactions to reduce the change in value of such loans caused by changes in interest rates. The Company is also at risk for credit losses on these loans during accumulation. This risk is managed through the application of loan underwriting and risk management standards and procedures and the establishment of reserves. Of the $1.1 billion in loans held for securitization outstanding at March 31, 1998, the Company expects to securitize approximately $750 million in May, 1998.

     Hedging and other portfolio transactions. As part of its asset/liability management process, the Company enters into interest rate agreements such as interest rate caps and swaps and financial futures contracts ("hedges"). These agreements are used to reduce interest rate risk that arises from the periodic and lifetime interest rate caps on the ARM securities, the mismatched repricing of portfolio investments versus borrowed funds, and asset repricing on indices such as the prime rate, which are different than the related borrowing indices. The agreements are designed to protect the portfolio's cash flow and to stabilize the portfolio's yield profile in a variety of interest rate environments.

     Approximately $4.5 billion of the Company's investment portfolio as of March 31, 1998 is comprised of loans or securities that have coupon rates which adjust over time (subject to certain periodic and lifetime limitations) in conjunction with changes in short-term interest rates. Generally, during a period of rising short-term interest rates, the Company's net interest spread earned on its investment portfolio will decrease. The decrease of the net interest spread results from (i) the lag in resets of the ARM loans underlying the ARM securities and collateral for collateralized bonds relative to the rate resets on the associated borrowings and (ii) rate resets on the ARM loans which are generally limited to 1% every six months and subject to lifetime caps, while the associated borrowings have no such limitation. As short-term interest rates stabilize and the ARM loans reset, the net interest margin may be restored to its former level as the yields on the ARM loans adjust to market conditions. Conversely, net interest margin may increase following a fall in short-term interest rates. This increase may be temporary as the yields on the ARM loans adjust to the new market conditions after a lag period. In each case, however, the Company expects the increase or decrease in the net interest spread due to changes in the short-term interest rates to be temporary. The net interest spread may also be increased or decreased by the cost or proceeds of interest rate swap, cap or floor agreements.


     Because of the 1% periodic cap nature of the ARM loans underlying the ARM securities, these securities may decline in market value in a rising interest rate environment. In a rapidly increasing rate environment, as was experienced in 1994, a decline in value may be significant enough to impact the amount of funds available under repurchase agreements to borrow against these securities. In order to maintain liquidity, the Company may be required to sell certain securities. To mitigate this potential liquidity risk, the Company strives to maintain excess liquidity to cover any additional margin required in a rapidly increasing interest rate environment, defined as a 3% increase in short-term interest rates over a twelve-month time period. The Company has also entered into an interest rate swap transaction aggregating $1.0 billion notional amount, which is designed to protect the Company's cash flow and earnings on the ARM securities and certain collateral on collateralized bonds in a rapidly rising interest rate environment. Under the terms of this interest rate swap agreement, the Company receives payment if one-month LIBOR increases by 1% or more in any six-month period. Finally, the Company has purchased $1.5 billion notional amount of interest rate cap agreements to reduce the risk of the lifetime interest rate limitation on the ARM securities and on certain collateralized bonds owned by the Company. Liquidity risk also exists with all other investments pledged as collateral for repurchase agreements, but to a lesser extent.

     The remaining portion of the Company's investments portfolio as of March 31, 1998, approximately $1.6 billion, is comprised of loans or securities that have coupon rates that are either fixed or do not reset within the next 15 months. The Company has limited its interest rate risk on such investments through (i) the issuance of fixed-rate collateralized bonds and notes payable,
(ii) interest rate swap agreements  (Company receives floating,  pays fixed) and
(iii) equity, which in the aggregate totals approximately $1.4 billion as of the same date. Overall, the Company's interest rate risk is primarily related to the rate of change in short term interest rates, not the level of short term interest rates.

     Second Quarter Securitization The Company plans to securitize approximately $1.7 billion of its assets during the second quarter of 1998 through the issuance of collateralized bonds. The assets include approximately $750 million of ARM securities, approximately $590 million of ARM loans, approximately $300 million of manufactured housing loans and approximately $45 million of property tax receivables. As a result of the issuance of such collateralized bonds, the Company expects to pay down approximately $1.2 billion of its repurchase agreements and approximately $120 million of its notes payable.


Risks

     The Company is exposed to three types of risks inherent in its investment portfolio. These risks include credit risk (inherent in the loans before securitization and the security structure after securitization), prepayment/interest rate risk (inherent in the underlying loan) and margin call risk (inherent in the security if it is used as collateral for borrowings). In general, the Company has developed analytical tools and risk management strategies to monitor and address these risks, including (i) weekly mark-to-market of a representative basket of securities within the portfolio,
(ii) monthly analysis using advanced option-adjusted spread ("OAS") methodology to calculate the expected change in the market value of various assets within the portfolio under various extreme scenarios; (iii) a monthly static cash flow and yield projection under 49 different scenarios, and (iv) a monthly "Portfolio Committee" meeting to review the status of the portfolio, changes in the portfolio and any issues and recommendations. Additionally, the portfolio status is reviewed with the Board of Directors on a quarterly basis. Such tools allow the Company to continually monitor and evaluate its exposure to these risks and to manage the risk profile of the investment portfolio in response to changes in the risk profile. While the Company may use such tools, there can be no assurance the Company will accomplish the goal of adequately managing the risk profile of the investment portfolio.


     Credit Risk. When a loan is funded and becomes part of the Company's investment portfolio, the Company has all of the credit risk on the loan should it default. Upon securitization of the pool of loans, the credit risk retained by the Company is generally limited to the net investment in collateralized bonds and subordinated securities. The Company began to retain a portion of the credit risk on securitized mortgage loans in 1994 as mortgage pool insurance became less available in the market and as the Company diversified into other products. To the extent the Company has credit exposure on a pool of loans after securitization, the Company will generally utilize its servicing capabilities in an effort to better manage its credit exposure. The Company evaluates and monitors its exposure to credit losses and has established reserves and discounts for anticipated credit losses based upon estimated future losses on the loans, general economic conditions and trends in the portfolio. As of March 31, 1998, the Company's maximum credit exposure (net of discounts, reserves and guarantees from a third party) on its investment portfolio (excluding loans held for securitization) is $94 million, or less than 18% of total equity. The reserve relating to loans held for securitization was $1.3 million or 0.12% of total loans held for securitization at March 31, 1998.

     Prepayment/Interest Rate Risk. The Company strives to structure its portfolio of investments to provide stable spread income in a variety of prepayment and interest rate scenarios. To manage prepayment risk (i.e. from a decline in long-term rates on fixed rate assets, or a flattening or inverse yield curve as to ARM assets), the Company minimizes the amount of "interest-only" investments or premium on assets. The Company has, in aggregate as of March 31, 1998, less than $61 million of asset premium and "interest-only" investments.

     The Company also views its hedging activities as a tool to manage interest rate risk. To manage interest rate spread risk as a result of a rapid increase in short term rates, the Company has entered into a $1.0 billion interest rate swap agreement, which essentially removes the 1% periodic cap on certain six-month ARM assets. Additionally, if short term rates were to rise significantly, the Company has $1.5 billion in interest rate cap agreements (with strike prices between 9% and 11%) that would limit the Company's borrowing cost on a comparable amount of short term debt.

     Margin Call Risk. The Company uses repurchase agreements to finance a portion of its investment portfolio. This financing structure exposes the Company to "margin calls" if the market value of the assets pledged as collateral for the repurchase agreements declines. The Company has established a target equity requirement for each type of investment to take into account the price volatility and liquidity of each such investment. The Company models and plans for the margin call risk related to its repurchase borrowings through the use of its OAS model to calculate the projected change in market value of its investments that are pledged as collateral for repurchase borrowings under various adverse scenarios. The Company generally maintains enough immediate or available liquidity to meet margin call requirements if short-term interest rates increased up to 300 basis points over a one-year period. As of March 31, 1998, the Company had total repurchase agreements outstanding of $1.9 billion, secured by collateralized bonds retained, ARM securities, fixed-rate mortgage securities and derivative and residual securities at their market values of $533 million, $676 million, $167 million and $9 million, respectively. The Company expects its borrowings pursuant to repurchase agreements to decline to approximately $700 million as a result of the securitization of $1.7 billion of assets planned for the second quarter of 1998.

     The Company also has liquidity risk inherent to its investment in certain residual trusts. These trusts are subject to margin calls and the Company, at its option, may provide additional equity to the trust to meet the margin call. Should the Company not provide the additional equity, the assets of the trust could be sold to meet the trusts' obligations, resulting in a potential loss to the Company.

     Since 1996, the Company has structured all of its ARM loan securitizations as collateralized bonds, with the financing, in effect, incorporated into the bond structure. This structure eliminates the need for repurchase agreements on such collateral, and consequently eliminates the margin call risk and to a lesser degree the interest rate risk. During 1997 and 1996, the Company issued approximately $2.4 billion and $1.8 billion, respectively in collateralized bonds. The Company plans to continue to use collateralized bonds as its primary securitization vehicle. The Company is planning a securitization of $1.7 billion of assets for the second quarter of 1998.


Year 2000

     The Year 2000 issue affects virtually all companies and organizations. Many companies have existing computer applications which use only two digits to identify a year in the date field. These applications were designed and developed without considering the impact of the change of the century. If not corrected these computer applications may fail or create erroneous results by the year 2000.

     The majority of the Company's information critical systems have been developed internally since 1992. The development of these systems was undertaken with full awareness of issues involving the Year 2000, and consequently the Company does not expect to encounter any significant Year 2000 problems with these systems.

     The Company relies upon a small number of third party software vendors for certain information systems. Testing of these vendors' systems is expected to be completed by the end of 1998, and the Company does not expect to see any significant impact to the operations supported by these vendors as a result of Year 2000 problems. The Company does not expect that any expenses incurred as a result of any necessary modifications will be material to the results of operations.


REIT Status

     Dynex REIT has elected to be treated as a REIT for federal income tax purposes. A REIT must distribute annually substantially all of its taxable income to shareholders. The Company and its qualified REIT subsidiaries will not be subject to federal income tax on such distributed taxable income to the extent that certain REIT qualification tests are met. Certain other affiliated entities that are consolidated with Dynex REIT for financial reporting purposes, are not consolidated for federal income tax purposes because such entities are not qualified REIT subsidiaries. All taxable income of these affiliated entities is subject to federal and state income taxes, where applicable. See "Federal Income Tax Considerations" in the accompanying Prospectus.




                                                 DESCRIPTION OF THE NOTES

     The following description of the specific terms of the Notes offered hereby supplements, and to the extent is inconsistent therewith replaces, the description of the general terms and provisions of "Debt Securities" set forth in the accompanying Prospectus under the caption "Description of Securities." Capitalized terms not otherwise defined herein shall have the meanings given to them in the accompanying Prospectus.

     The Notes constitute a separate series of debt securities (which are more fully described in the accompanying Prospectus) each to be issued pursuant to an indenture (the "Indenture") dated as of July 14, 1997 among Chase Bank of Texas
N. A., as trustee (the "Trustee"), and will be limited to an aggregate principal amount of $60 million. The terms of the Notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to and qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below.

     Subject to certain limitations set forth in the Indenture, under Article Eight, entitled "Consolidation, Merger, Sale, Lease or Conveyance", and in addition as described below under "-Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock," the Indenture will permit the Company to incur additional secured and unsecured indebtedness.

     As of March 31, 1998, the Company, on a consolidated basis, had $436.2 million of senior, secured indebtedness other than collateralized bonds and repurchase agreements and $141.0 million of senior, unsecured indebtedness. Assuming the completion of the offering of the Notes, on an adjusted basis and giving effect to the issuance of the Notes, the Company would have had at March 31, 1998, $376.2 million of senior, secured indebtedness other than collateralized bonds and repurchase agreements and $201.0 million of senior, unsecured indebtedness, including the Notes. In addition, the Company funds its operations through the issuance of collateralized bonds, which are payable solely from the collateral for collateralized bonds and are otherwise non-recourse to the Company, and by entering into repurchase agreements, which are secured by mortgage securities and loans held for securitization and are generally recourse to the Company. See "Capitalization" herein.

     The Notes will mature on July 1, 2008 (the "Maturity Date"). The Notes are not subject to any sinking fund provisions. The Notes will be issued only in book-entry form without coupons, in denominations of $1,000 and integral multiples thereof, except under the limited circumstances described below under "-Book-Entry System."

     Except as set forth below under "Merger, Consolidation or Sale of Assets", and, in addition, as described below under "-Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock," the Indenture does not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of the Notes protection in the event of: (i) a highly leveraged or similar transaction involving the Company or (ii) a reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders of the Notes. However, certain restrictions on the ownership and transfer of shares of Common Stock designed to preserve Dynex REIT's status as a REIT may act to prevent or hinder a change of control. See "Description of Securities - Repurchase of Shares and Restrictions on Transfer" in the accompanying Prospectus. The Company and its management have no present intention of engaging in a highly leveraged or similar transaction involving the Company.

     The provisions of Article Fourteen of the Indenture with respect to defeasance and covenant defeasance shall apply to the Notes.

Principal and Interest

     The Notes will bear interest at % per annum and from , 1998, or from the immediately preceding Interest Payment Date (as defined below) to which interest has been paid, payable monthly in arrears on the first day of each month, commencing July 1, 1998 and on the applicable Maturity Date (each, an "Interest Payment Date"), to the persons (the "Holders") in whose names the applicable Notes are registered in the Security Register applicable to the Notes as provided in the Indenture. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

     The principal of each Note payable on the Maturity Date will be paid against presentation and surrender of such Note at the corporate trust office of the Trustee, located initially at 600 Travis Street, 8th Floor, Houston, Texas, or, at the option of the Holder, at the office of the Trustee in The City of New York, which is located initially at Texas Commerce Trust Company, 55 Water Street, North Building, Room 234, Window 20, New York, New York, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

     If any Interest Payment Date or the Maturity Date falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or the Maturity Date, as the case may be. "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York, New York or Houston, Texas are authorized or required by law, regulation or executive order to close.

Ranking; Subordination

     The Notes will be senior, unsecured obligations of the Company except the Notes will be subordinated in right of payment of principal to the Company's Series A and B Notes in the event of any default, voluntary or involuntary insolvency or bankruptcy proceedings or any receivership, liquidation, reorganization, dissolution or other winding-up of the Company, or similar proceedings related to the Company which event results in the acceleration of the maturity of the Company's outstanding unsecured indebtedness (any such event a "Default Event"). The Series A and B Notes had an aggregate principal balance outstanding of $41 million at March 31, 1998 with principal payments of $11.75 million due on October 15, 1998, $11.75 million due on October 15, 1999, $8.75 million due on October 15, 2000, and $8.75 million due on October 15, 2001. Except for this subordination, the Notes will rank prior to all subordinated indebtedness of the Company and pari passu with all other senior unsecured indebtedness of the Company outstanding on the date of the issuance of the Notes. As of March 31, 1998, the Company also had outstanding $100 million of 7.875% Senior Notes due July 15, 2002 (the "7.875% Senior Notes") which rank pari passu with the Series A and B Notes and will rank pari passu with the Notes. With respect to the payment of interest, the Notes will be unaffected by the subordination to the Series A and B Notes. Accordingly, upon the occurrence of a Default Event, any accrued interest will be paid to all holders of unsecured indebtedness prior to determination of distribution amounts to be paid to such holders with respect to principal payments.

     As a result of the subordination of the Notes to the Series A and B Notes, upon the occurrence and continuation of a Default Event, any principal available for distribution to the holders of the Company's senior unsecured indebtedness would be distributed among the holders of each of the Company's outstanding series of senior notes in accordance with the following formulas based upon the adjusted principal balances as of March 31, 1998: (i) the holders of the Series A and B Notes then outstanding would be entitled to receive a pro rata portion of an amount equal to 41/141 (approximately 29.08%) of the distribution amount;
(ii) holders of the 7.875% Senior Notes then outstanding would be entitled to receive a pro rata portion of an amount equal to 100/201 (approximately 49.75%) of the distribution amount; and (iii) holders of the Notes then outstanding would be entitled to receive a pro rata portion of an amount equal to the available distribution amount less the amount distributed to the holders of the Series A and B Notes and the 7.875% Senior Notes (approximately 21.17%).

     As principal balances on the Series A and B Notes decrease, the proportion of a distribution amount available to holders of the Notes upon the occurrence of a Default Event will increase. After payment in full of the Series A and B Notes, upon the occurrence and continuation of a Default Event, any principal available for distribution to the holders of the Company's senior unsecured indebtedness would be distributed pro rata among all the holders of the Company's then outstanding senior unsecured indebtedness.

     By reason of such subordination, in the event of a Default Event, senior unsecured creditors whose right to payment is not so subordinated may recover more than the holders of the Notes on a ratable basis so long as the Series A and B Notes remain outstanding. Notwithstanding the subordination of the Notes to the Series A and B Notes, the Notes will be considered "Senior Debt Securities" for purposes of the Prospectus.


Repurchase at Option of Holders Upon a Change of Control Triggering Event

     Upon the occurrence of a Change of Control Triggering Event, each Holder of Notes shall have the right, at the Holder's option, to require the Company to repurchase all of such Holder's Notes, or any portion thereof that is an integral multiple of $1,000, for cash on the date (the "Repurchase Date") that is not more than 45 days after the date of the Company Notice (as defined below), which date shall be set so as to comply with all applicable requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act") including regulations thereunder regarding prompt payment to Holders of the Notes, at a price equal to 100% of the principal amount of the Notes to be repurchased (the "Repurchase Price"), together with the accrued interest to the Repurchase Date.

     In the event the Company became obligated to repurchase some of or all of the Notes, the Company anticipates that it would either finance the Repurchase Price with its available cash and short-term investments, through available bank credit facilities, or through a public or private issuance of debt or equity securities. There can be no assurance, however, that such financing would be available.

     If, as a result of a Change of Control Triggering Event, the Company is required to repurchase any of its outstanding unsecured senior indebtedness and there is insufficient funds available for the Company to repurchase all of the indebtedness it is required to purchase at such time, the amount available for such repurchases will be apportioned among the outstanding holders of senior unsecured debt in accordance with the appropriate ranking with respect to payment of principal. See"--Ranking; Subordination."

     Within 30 days after the occurrence of a Change of Control Triggering Event, the Company is obligated to mail to all Holders of record of the Notes a notice (the "Company Notice") of the occurrence of such Change of Control Triggering Event and of the repurchase right arising as a result thereof. The Company must deliver a copy of the Company Notice to the Trustee and cause a copy or a summary of such notice to be published in a newspaper of general circulation in the City of New York. To exercise the repurchase right a Holder of Notes must deliver on or before the 30th day after the date of the Company Notice a written notice (which notice shall be irrevocable except as otherwise required by applicable law) to the Trustee of the Holder's exercise of such right, specifying the amount of Notes owned by the Holder for which the right is being exercised, duly signed by the Holder. The Company will comply with all applicable tender offer rules under the Exchange Act in the event that a Change of Control Triggering Event occurs under these Change of Control provisions and the Company is required to repurchase Notes as described above.

     The phrase "substantially all of the assets of the Company" as used in the definition of Change of Control will be interpreted under New York law. Under New York law, the definition of such term is subjective and there might be circumstances in which it would not be clear if a particular transaction constituted a Change of Control. Failure by the Company to repurchase the Notes when required will result in an Event of Default with respect to the Notes.

     Section 14(e) of the Exchange Act and Regulation 14E promulgated thereunder impose certain requirements in connection with a tender offer. Such requirements may apply in the event that the repurchase option becomes available to Holders of the Notes. The Company will comply with these rules and any other securities laws and regulations to the extent applicable at that time.

     The foregoing provisions would not necessarily afford Holders of the Notes protection in the event of highly leveraged or other transaction involving the Company that may adversely affect Holders. Management of the Company could initiate certain transactions not constituting a Change of Control that could cause a material decline in credit quality. Notwithstanding the foregoing, the Change of Control repurchase provisions of the Notes may in certain circumstances make more difficult, discourage or delay a takeover of the Company and the removal of incumbent management in connection with any takeover attempt.

     If any of the Change of Control provisions are inconsistent with applicable law, such law shall govern.


Merger, Consolidation or Sale of Assets

     The Indenture will provide that the Company will not consolidate with or merge with or into any other person or sell, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets to any person, unless: (1) the Company is the surviving person or the surviving person is a corporation organized or existing under the laws of the United States; (2) the surviving person assumes, by supplemental indenture in a form reasonably satisfactory to the Trustee, all of the Company's obligations under the Indenture; and (3) immediately after giving effect to such transaction, no Default or Event of Default exists.

Certain Covenants

     In addition to the covenants set forth in the Indenture, the Resolutions of the Board of Directors of the Company, setting forth the terms of the Notes pursuant to the Indenture, provide that the Notes will be subject to the following additional covenants.

     Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock. The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries or Affiliates to, incur any Indebtedness (including Acquired Indebtedness), other than Permitted Indebtedness, or issue any shares of Disqualified Stock, unless immediately after giving effect to the incurrence of such Indebtedness or the issuance of such Disqualified Stock, the Company's Adjusted Consolidated Indebtedness would not exceed 150% of the Company's Adjusted Consolidated Tangible Net Worth.

     In addition, the Indenture will provide that the Company may not and will not permit any of its Subsidiaries or Affiliates to incur any Unsecured Indebtedness if the ratio of Income Available for Interest Payments to Interest Expense for the four consecutive fiscal quarters most recently ended prior to the date such additional Indebtedness is to be incurred shall have been less than 2 to 1 on a pro forma basis, after giving effect thereto and the application of proceeds therefrom.

     Limitation on Restricted Payments. The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries or Affiliates, to directly or indirectly, make any Restricted Payments unless (i) at the time of such Restricted Payments after giving pro forma effect to such Restricted Payments, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof under any Indebtedness of the Company, including under the Indenture and (ii) the aggregate amount of all such Restricted Payments does not exceed the sum of (a) the cumulative real estate investment trust taxable income of the Company earned for tax years ending after December 31, 1997 as determined by Section 857(b)(2) of the Code, but without giving effect to the dividends paid deduction defined in Section 561 of the Code, (b) the aggregate net proceeds to the Company from sales of its Capital Stock since the date of the Indenture and (c) $25 million; provided, however, that the foregoing limitations shall not apply to any distribution which is necessary to maintain the Company's status as a REIT under the Code.

     The foregoing provisions will not prohibit:

     (i) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

     (ii) (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (the "Retired Capital Stock") or Subordinated Indebtedness of the Company in exchange for, or out of the proceeds of the substantially concurrent sale of, Equity Interests of the Company (other than any Disqualified Stock) (the "Refunding Capital Stock"), and (b) the declaration and payment of dividends on the Refunding Capital Stock in an aggregate amount per year no greater than the aggregate amount of dividends per annum that was declarable and payable on such Retired Capital Stock immediately prior to such retirement;

     (iii) the redemption, repurchase or other acquisition or retirement of any Subordinated Indebtedness of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Company so long as (A) the principal amount of such new Indebtedness does not exceed the principal amount of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired), (B) such Indebtedness is subordinated to the Notes at least to the same extent as such Subordinated Indebtedness so redeemed, repurchased, acquired or retired for value, (C) such Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and (D) such Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired; and

     (iv) (A) the declaration and payment of dividends to holders of any class or series of Preferred Stock (including Disqualified Stock) and (B) the declaration and payment of dividends on Refunding Capital Stock in excess of the dividends declarable and payable thereon pursuant to clause (ii); provided, however, that for the most recently ended four consecutive fiscal quarters immediately preceding the date of the declaration of such dividends, after giving effect to such declaration on a pro forma basis, the Company on a consolidated basis would have had a Coverage Ratio of at least 2 to 1;

     provided, however, that at the time of and after giving effect to any Restricted Payment permitted under clauses (ii), (iii) and (iv) of this paragraph, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and provided further, that for purposes of determining the aggregate amount expended for Restricted Payments under the initial paragraph under this covenant "Limitation on Restricted Payments", any amounts expended or set aside under (i) - (iv) shall be excluded.

     Limitation on Transactions with Affiliates. The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries or Affiliates to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Related Person (other than a Subsidiary or an Affiliate) unless (a) such transaction or series of transactions is on terms that are no less favorable to the Company or such Subsidiary or Affiliate, as the case may be, than would be available in a comparable transaction with an unrelated third party and (b)(1) where such transaction or series of transactions involves aggregate consideration in excess of $5 million, such transaction or series of transactions is approved by a majority of the Board of Directors of the Company, including the approval of a majority of the independent, disinterested directors, as evidenced by a resolution relating thereto of the Board of Directors filed with the Trustee and
(2) where such transaction or series of transactions involves aggregate consideration in excess of $15 million, the Company also delivers to the Trustee an opinion from a nationally recognized investment banking firm as to the fairness of such transaction or series of transactions to the Company or such Subsidiary from a financial point of view. Notwithstanding the foregoing, this provision will not apply to (A) compensation or employee benefit arrangements with any officer or director of the Company; and (B) any transaction entered into in the ordinary course of business by the Company, Subsidiary or Affiliate with a Subsidiary or an Affiliate.

     Provision of Financial Information. Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act, the Company must, to the extent permitted under the Exchange Act, file with the Securities and Exchange Commission (the "SEC") the annual reports, quarterly reports and other documents which the Company would have been required to file with the SEC pursuant to such
Section 13 or 15(d) (the "Financial Statements") if the Company were so subject, on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required to file such documents. The Company must also in any event: (i) within 15 days after each Required Filing Date (a) transmit by mail to all Holders of Notes, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the annual reports and quarterly reports which the Company would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections; and (ii) if filing such documents by the Company with the SEC is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder of the Notes.

     Definitions.  As used herein,

     "Acquired Indebtedness" means (i) with respect to any Person that becomes a Subsidiary (or is merged into the Company or any of its Subsidiaries) or an Affiliate after the date of the Indenture, Indebtedness of such Person or any of its subsidiaries existing at the time such Person becomes a Subsidiary (or is merged into the Company or any of its Subsidiaries or Affiliates) that was not incurred in connection with, or in contemplation of, such Person becoming a Subsidiary (or merged into the Company or any of its Subsidiaries) or an Affiliate; and (ii) with respect to the Company, any Subsidiary or any Affiliate, any Indebtedness assumed by the Company, any Subsidiary or any Affiliate in connection with the acquisition of any asset from another Person, which Indebtedness was not incurred by such other Person in connection with, or in contemplation of, such acquisition.

     "Adjusted Consolidated Indebtedness" of the Company means the sum of the aggregate principal amount of all Indebtedness of the Company, on a consolidated basis, minus the aggregate principal amount of Indebtedness described in clauses
(ii), (iii) and (iv) of the definition of Permitted Indebtedness and with respect to clause (v) of the definition of Permitted Indebtedness, those amounts other than amounts described with respect to clause (i) of the definition of Permitted Indebtedness.

     "Adjusted Consolidated Tangible Net Worth" of the Company means, as of any date all amounts that would be included under shareholders' equity determined on a consolidated balance sheet of the Company and in accordance with generally accepted accounting principles, minus the sum of (i) all intangible assets, determined in accordance with generally accepted accounting principles and (ii) minority interests in any joint venture, partnership or other similar arrangement, whether in corporate, partnership or other legal form, that is not a Subsidiary or Affiliate. For the purposes of this definition, loan servicing rights of the Company or its Subsidiaries and Affiliates are not considered intangible assets.

     "Affiliate" of the Company means (i) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company; or (ii) any other Person in which the Company has a non-controlling ownership interest exceeding 50%. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of Voting Stock, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Beneficial Owner" shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act, as in effect on the date of the execution of the Indenture.

     "Capital Stock" means, with respect to any Person, any and all shares, interests, participations, rights or other equivalents of or interests in (however designated) equity of such person, including any Preferred Stock and if such Person is a partnership, partnership interests (whether general or limited) and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, such partnership.

     "Cash Equivalents" means, at any time, (a) any evidence of Indebtedness with a maturity of 180 days or less from the date of acquisition issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof); (b) certificates of deposit, money market deposit accounts and acceptances with a maturity of 180 days or less from the date or acquisition of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500 million; (c) commercial paper with a maturity of 180 days or less from the date of acquisition issued by a corporation that is not an Affiliate of the Company and is organized under the laws of any state of the United States or the District of Columbia whose debt rating, at the time as of which such investment is made, is at least "A-1" by Standard & Poor's Ratings Services or at least "P-1" by Moody's Investors
Service, Inc. or rated at least an equivalent rating category of another nationally recognized securities rating agency; (d) repurchase agreements and reverse repurchase agreements having a term of not more than 30 days for underlying securities of the types described in clause (a) above entered into with a financial institution meeting the qualifications described in clause (b) above; (e) any security, maturing not more than 180 days after the date of acquisition, backed by standby or direct pay letters of credit issued by a bank meeting the qualifications described in clause (b) above; and (f) any security, maturing not more than 180 days after the date of acquisition, issued or fully guaranteed by any state, commonwealth, or territory of the United States of America, or by any political subdivision thereof, and rated at least "A" by Standard & Poor's Ratings Services or at least "A" by Moody's Investors Service, Inc. or rated at least an equivalent rating category of another nationally recognized securities rating agency.

     "Change of Control" means any event or series of events by which (i) any "Person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the Beneficial Owner, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of Capital Stock of the Company entitling such Person to exercise 50% or more of the total voting power of all shares of Voting Stock of the Company; (ii) any consolidation of the Company with, or merger of the Company into, any other Person, any consolidation of any other Person with, or merger of another Person into, the Company, in any such event pursuant to a transaction in which the Voting Stock of the Company outstanding immediately prior to the effectiveness thereof is cancelled or changed into or exchanged for cash, securities or other property (other than a transaction where (a) the outstanding Voting Stock of the Company is changed into or exchanged for Voting Stock of the surviving corporation that is not Disqualified Stock, and (b) the holders of the Voting Stock of the Company immediately prior to such transaction own, directly or indirectly, more than 50% of the total voting power of all shares of Voting Stock of the surviving corporation immediately after such transaction); (iii) any sale, conveyance, transfer or lease (in one transaction or a series of transactions) of all or substantially all of the assets of the Company to another Person; (iv) the shareholders of the Company approve any plan of liquidation or dissolution of the Company; or (v) Continuing Directors cease to constitute at least a majority of the Board of Directors of the Company.

     "Change of Control Triggering Event" means the occurrence of both a Change of Control and a Rating Decline.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Company"  means Dynex Capital, Inc.

     "Continuing Director" means a director who either was a member of the Board of Directors of the Company on the date that the Indenture became effective or who became a director of the Company subsequent to such date and whose election, or nomination for election by the Company's shareholders, was duly approved by a majority of the Continuing Directors then on the Board of Directors of the Company, either by a specific vote or by approval of the proxy statement issued by the Company on behalf of the entire Board of Directors of the Company in which such individual is named as a nominee for director.

    "Coverage Ratio" means the ratio of (i) the sum of (a) Income Available for Interest Payments plus (b) any dividends payable to holders of any series of classes of Preferred Stock to (ii) the sum of (a) Interest Expense plus (b) any dividends payable to holders of any series or classes of Preferred Stock.

     "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

     "Disqualified Stock" means, with respect to any person, any capital stock or partnership interest of such person which by the terms of such capital stock or partnership interest (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the occurrence of any event or otherwise: (i) matures or is mandatory redeemable, pursuant to a sinking fund obligation or otherwise; (ii) is convertible into or exchangeable or exercisable for Indebtedness or Disqualified Stock described by clause (i) or
(iii) of this definition; or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the maturity of the relevant series of Notes.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding Indebtedness that is convertible into, or exchangeable for, the Company's Capital Stock and warrants, options or other rights to acquire the Company's Capital Stock, including Stock Appreciation Rights, issuable or granted under the Company's existing Stock Incentive Plan).

     "Hedging Obligations" means the obligations of the Company or its Subsidiaries or Affiliates incurred in the normal course of its business under
(i) currency exchange or interest rate swap agreements, currency exchange or interest rate cap agreements and currency exchange or interest rate collar agreements and (ii) other agreements or arrangements designed to protect the Company against fluctuations in currency exchange or interest rates.

     "Income Available for Interest Payments" for any periods means Net Income plus Interest Expense; minus (i) extraordinary gains and losses; (ii) any other gains and losses that do not otherwise relate to the sale or securitization of assets in the ordinary course of business; and (iii) the effect of any non-cash charge resulting from a change in accounting principles in determining Net Income for such period.

     "Indebtedness" of the Company means any indebtedness of the Company, whether or not contingent, in respect of: (i) borrowed money or other indebtedness evidenced by bonds, notes, debentures or similar instruments; (ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by the Company, including but not limited to collateralized bonds and collateralized repurchase agreements; (iii) letters of credit or amounts representing the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable; (iv) the principal amount of all obligations of the Company with respect to redemption, repayment or other repurchase of any Disqualified Stock; or (v) any lease of property by the Company as lessee which is reflected on the Company's consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles; provided, that, in the case of items in indebtedness under (i) through (iii) above, such indebtedness shall be included only to the extent that any such items (other than letters of credit) would appear as a liability on the Company's consolidated balance sheet in accordance with generally accepted accounting principles, and shall also include, to the extent not otherwise included, any obligation of the Company to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person (other than the Company), it being understood that Indebtedness shall be deemed to be incurred by the Company, whenever the Company or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof.

     "Interest Expense" means for any period, the sum of (a) interest and related expense relating solely to Unsecured Indebtedness (including, but not limited to, amortization of original issue discount or premium, as the case may be, non-cash interest payments, the interest component of any deferred payment obligations, commissions, discounts and other fees and charges incurred in respect of letters of credit or bankers' acceptances financings and net payments (if any) pursuant to obligations under hedging instruments but excluding amortization of deferred financing fees) of the Company on a consolidated basis and (b) capitalized interest relating to Unsecured Indebtedness of the Company, whether paid or accrued, all as determined on a consolidated basis and in accordance with generally accepted accounting principles.

     "Investments" means with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding advances to customers, commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions of Indebtedness, Equity Interests or other securities issued by any other Person and investments in another Person that are required by generally accepted accounting principles to be classified on the balance sheet of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property.

     "Net Income" means net income as presented in the consolidated financial statements of the Company as determined in accordance with generally accepted accounting principles, and is calculated before any deduction for dividends on Preferred Stock.

     "Permitted Indebtedness" means (i) all indebtedness of the Company or its Subsidiaries or Affiliates at the time of closing of the issuance and sale of the Notes, (ii) indebtedness under any loan repurchase agreements or repurchase facilities entered into in the ordinary course of business with an original maturity not to exceed 180 days, (iii) indebtedness under any warehouse line of credit, letter of credit or similar facility secured primarily by loans held for sale or securitization and other investments or tax-exempt bonds (iv) collateralized bond obligations that are non-recourse to the Company or its
Subsidiaries or Affiliates and (v) the incurrence by the Company or its Subsidiaries or Affiliates of Indebtedness which serves to refund, refinance or restructure any Indebtedness incurred as permitted under clauses (i) - (iv) above, or any Indebtedness issued to so refund, refinance or restructure such Indebtedness including additional Indebtedness incurred to pay premiums and fees in connection therewith (the "Refinancing Indebtedness") prior to its respective maturity, provided that, with respect to the refinancing of Indebtedness referred to in clause (i) above, such Refinancing Indebtedness (a) does not increase the principal amount of total Permitted Indebtedness at the time of the issuance and sale of the Notes, (b) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of Indebtedness being refunded or refinanced, (c) to the extent that such Refinancing Indebtedness refinances Indebtedness that is unsecured, such Refinancing Indebtedness is likewise, unsecured, or (d) to the extent such Refinancing Indebtedness refinances Indebtedness subordinated or pari passu to the Notes, such Refinancing Indebtedness is subordinated or pari passu to the Notes at least to the same extent as the Indebtedness being refinanced or refunded.

     "Permitted Investments" means (a) any Investment in the Company or any Wholly Owned Subsidiary; (b) any Investment in cash and Cash Equivalents; (c) any Investment in financial assets not constituting Cash or Cash Equivalents made in the ordinary course of business, including but not limited to investment assets (such as collateral for collateralized bonds, mortgage securities, other investments and available-for-sale investments), loans held for securitization, all as determined in accordance with generally accepted accounting principles;
(d) any Investment by the Company, any Subsidiary or any Affiliate in a Person if as a result of such Investment (i) such Person becomes a Wholly Owned
Subsidiary or (ii) such person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Wholly Owned Subsidiary; (e) any Investment existing on the date of the closing date for the sale and original issuance of the Notes under the Indenture; (f) advances to employees not in excess of $1 million outstanding at any one time in the aggregate; (g) any Investment acquired by the Company, any Subsidiary or any Affiliate (i) in exchange for any other Permitted Investment or (ii) as a result of a foreclosure by the Company, any Subsidiary or any Affiliate with respect to any secured Investment; (h) Hedging Obligations; (i) loans and advances to officers, directors and employees for business related travel expenses, moving expenses and other similar expenses, in each case, incurred in the ordinary course of business; and (j) Investments the payment for which consists of Equity Interests of the Company or its Subsidiaries or Affiliates (exclusive of Disqualified Stock).

     "Person" means an individual,  partnership,  corporation,  business  trust,
joint  stock  company,  trust,   unincorporated   association,   joint  venture,
governmental authority or other entity of whatever nature.

     "Preferred Stock" as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred to as the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

     "Rating Agencies" means both (i) Standard & Poor's Ratings Services or any successor ("S&P") and (ii) Moody's Investors Services, Inc. or any successor ("Moody's") or (iii) if S&P or Moody's or both shall not make a rating of the Notes publicly available, a nationally recognized securities rating agency or agencies, as the case may be, selected by the Company, which shall be substituted for S&P or Moody's or both, as the case may be.

     "Rating Decline" means the occurrence of one of the following on, or within 90 days after, the date of public notice of the occurrence of a Change of Control or of the intention by the Company to effect a Change of Control: (a) a downgrading in the rating by one of the Rating Agencies by one or more gradations (each gradation for S&P being measured by a "+" or "-" and each gradation for Moody's being measured by "1", "2" or "3" or their equivalent if the gradation system used by the Rating Agency in question is changed) or (b) the public announcement by one of the Rating Agencies that it has under surveillance or review, with possible negative implications, its rating of the Notes. In determining whether the rating of the Notes has decreased by one or more gradations, gradations within the rating categories of the Rating Agencies ("+" and "-" for S&P; "1", "2" and "3" for Moody's, or the equivalent gradations for another Rating Agency) shall be taken into account (e.g., with respect to S&P, a decline in a rating from BB+ to BB, as well as from BB- to B+, will constitute a decrease of one gradation).

     "Related Person" means (a) any Affiliate of the Company, (b) any Person who directly or indirectly holds 5% or more of any class of Voting Stock of the Company, (c) any Person who is an executive officer or director of the Company and (d) any Affiliate of or any relative by blood, marriage or adoption not more remote than first cousin of any such Person referred to in clause (b) or (c) above.

 "Restricted Investment" means an Investment other than a Permitted Investment.

     "Restricted  Payments"  means any of the following  actions by the Company:
(i) the declaration or payment of any dividends or the making of any distribution on account of the Company's Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation (other than (A) dividends or distributions by the Company payable in Equity Interests (other than Disqualified Stock) of the Company or (B) dividends or distributions by a Subsidiary or an Affiliate, so long as in the case of any dividend or distribution payable on or in respect of any class of series of securities issued by a Subsidiary or an Affiliate, as the case may be, the Company, a Subsidiary or an Affiliate, as the case may be, receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities); (ii) the purchase, redemption, defeasance or, otherwise, acquisition or retirement for value of any Equity Interests of the Company, excluding the conversion of any security into an Equity Interest (other than Disqualified Stock) or redemption thereof with an Equity Interest (other than Disqualified Stock); (iii) the making of any principal payments on, or redemption, repurchase, defeasance or, otherwise, acquisition or retirement for value (unless with an Equity Interest other than Disqualified Stock) in each case, prior to any scheduled repayment, or maturity, of any Subordinated Indebtedness existing on the date of the Indenture; or (iv) the making of any Restricted Investment.

     "Subordinated   Indebtedness"   means  with  respect  to  the  Notes,   any
Indebtedness of the Company which is by its terms subordinated in right of payment to the Notes.

     "Subsidiary" means a corporation, a majority of the outstanding Voting Stock, of which is owned directly or indirectly, by the Company or by one or more other Subsidiaries of the Company.

     "Unsecured Indebtedness" as of any date means the sum of any Indebtedness of the Company that is not secured or collateralized by any mortgage, lien, charge, pledge or other security interest, determined on a consolidated basis in accordance with generally accepted accounting principles, excluding (i) any amounts owed under accrued interest payable and (ii) any letters of credit that are secured or will be secured by other than assets in the event such letters of credit are drawn upon.

     "Voting Stock" means all outstanding classes of Capital Stock of any entity entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock , as the case may be, multiplied by the amount of such payment, by (ii) the sum of all such payments.

     "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person 95% of the outstanding Capital Stock or other ownership interest of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

     Reference is made to Article Ten of the Indenture, entitled "Covenants" for a description of additional covenants applicable to the Notes.

Events of Default

     The Indenture will provide that each of the following constitutes an Event of Default: (i) default for 30 days in the payment when due of interest on the Notes; (ii) default in payment when due of the principal or of premium, if any, on the Notes; (iii) failure by the Company for 60 days after notice to comply with any of its other agreements in the Indenture or the Notes; (iv) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company, any of its Subsidiaries or any of its Affiliates in an amount in excess of $10 million, which results in the acceleration of such Indebtedness;
(v) failure by the Company, any of its Subsidiaries or any of its Affiliates to pay final judgments aggregating in excess of $10 million, which judgments are not paid, discharged or stayed for a period of 60 days; and (vi) certain events of bankruptcy or insolvency with respect to the Company, any of its Subsidiaries or any of its Affiliates.

     Reference is made to the accompanying Prospectus and Article Five of the Indenture for a description of certain remedies available to Holders of Notes in the event of an Event of Default.

Optional Redemption

     The Notes will not be redeemable by the Company until July 1, 2001. Thereafter, the Notes may be redeemed at any time at the option of the Company, in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the Notes plus accrued interest thereon to the redemption date (the "Redemption Price").


     If notice of redemption has been given as provided in the Indenture and funds for the redemption of any Notes called for redemption shall have been made available on the redemption date referred to in such notice, such Notes will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the Holders of the Notes from and after the redemption date will be to receive payment of the Redemption Price upon surrender of such Notes in accordance with such notice.

     Notice of any optional redemption of any Notes will be given to Holders at their addresses, as shown in the Security Register for the Notes, not more than 60 nor less than 30 days prior to the date fixed for redemption as defined in the Indenture. The notice of redemption will specify, among other items, the Redemption Price and principal amount of the Notes held by such Holder to be redeemed.

     If less than all the Notes are to be redeemed at the option of the Company, the Company will notify the Trustee at least 60 days prior to giving notice of redemption (or such shorter period as may be satisfactory to the Trustee) of the aggregate principal amount of Notes to be redeemed and their redemption date. The Trustee shall select, in such manner as it shall deem fair and appropriate, Notes to be redeemed in whole or in part.

Book-Entry System

     The following are summaries of certain rules and operating procedures of DTC that affect the payment of principal and interest and transfers in the Global Note. Upon issuance, the Notes will only be issued in the form of a Global Note which will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC. Unless and until it is exchanged in whole or in part for Notes in definitive form under the limited circumstances described below, the Global Note may not be transferred except as a whole: (i) by DTC to a nominee of DTC; (ii) by a nominee of DTC to DTC or another nominee of DTC; or (iii) by DTC or any such nominee to a successor or a nominee of such successor.

     Ownership of beneficial interests in the Global Note will be limited to persons that have accounts with DTC for such Global Note ("participants") or persons that may hold interests through participants. Upon the issuance of the Global Note, DTC will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Notes represented by such Global Note beneficially owned by such participants. Ownership of beneficial interests in such Global Note will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may limit or impair the ability to own, transfer or pledge beneficial interests in the Global Note.

     So long as DTC or its nominee is the registered owner of a Global Note, DTC or its nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by such Global Note for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of such Notes in certificated form and will not be considered the registered owners or Holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of Holders or if an owner of a beneficial interest in a Global Note desires to give or take any action that a Holder is entitled to give or take under the Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them. In the case of an Event of Default under the Indenture, DTC, acting upon instructions furnished to DTC by the participants holding the relevant beneficial interests in a Global Note, may institute proceedings in respect of such Event of Default in accordance with the terms of the Indenture.

     Principal and interest payments on interests represented by the Global Note will be made to DTC or its nominee, as the case may be, as the registered owner of such Global Note. None of the Company, the Trustee or any agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payment made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that DTC, upon receipt of any payment of principal or interest in respect of the Global Note, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Global Note as shown on the records of DTC. The Company also expects that payments by participants to owners of beneficial interests in the Global Note held through such participants will be governed by standing customer instructions and customary practice, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     If (i) DTC is at any time unwilling or unable to continue as depositary for the Notes and the Company fails to appoint a successor depositary registered as a clearing agency under the Exchange Act within 90 days, (ii) there shall have occurred and be continuing an Event of Default and the beneficial owners representing a majority in principal amount of the Notes advise DTC to cease acting as depositary for the Notes or (iii) the Company, in its sole discretion, notifies DTC in writing at any time that all Notes (but not less than all) shall no longer be represented by the Global Note, the Company will issue the Notes in definitive form in exchange for the Global Note. Any Notes issued in definitive form in exchange for the Global Note will be registered in such name or names, and will be issued in denominations of $1,000 and such integral multiples thereof, as DTC shall instruct the Trustee. It is expected that such instructions will be based upon directions received by DTC from participants with respect to ownership of beneficial interests in the Global Note.

     DTC has advised the Company of the following information regarding DTC. DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Same-Day Settlement and Payment

     Settlement for the Notes will be made by the Underwriters (as defined herein) in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Company in immediately available funds.

     The Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

Trustee

     The  Trustee  has  other   banking,   depository,   custodian  and  lending
relationships in the ordinary course of business with the Company.


                                                       UNDERWRITING

     The underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement (the "Underwriting Agreement") dated , 1998 between the Company and the Underwriters, to purchase from the Company the principal amount of the Notes set forth opposite their respective names below:

                                                                                                    Principal
                   Underwriter                                                                   Amount of Notes
                                                                                              ----------------------

      Stifel, Nicolaus & Company, Incorporated
      Robert W. Baird & Co. Incorporated
      EVEREN Securities, Inc.
      Scott & Stringfellow, Inc.

                                                                                              ----------------------
              Total ....................................................................              $  60,000,000
                                                                                              ======================

     The Company has granted the Underwriters an option to purchase up to an additional $9,000,000 aggregate principal amount of Notes at the Price to Public set forth on the cover page of this Prospectus Supplement less the Underwriting Discount set forth on the cover page of this Prospectus Supplement. The Underwriting Agreement provides that the obligations of the several Underwriters to purchase the Notes are subject to the certain conditions contained therein, and that if any of the Notes are purchased by the Underwriters pursuant to the Underwriting Agreement, all the Notes agreed to be purchased by the Underwriters must be so purchased.

     The Company has been advised that the Underwriters propose to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain selected dealers (who may include the Underwriters) at such price less a concession not in excess of % of the principal amount of the Notes. The selected dealers may reallow a concession to certain other dealers not in excess of % of the principal amount of the Notes. After the initial public offering, the public offering price, the concession to selected dealers and the reallowance may be changed.

     Settlement for the Notes will be made in immediately available funds and all secondary trading in the Notes will settle in immediately available funds. See "Description of the Notes -- Same-Day Settlement and Payment."

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company does not intend to apply for listing of the Notes on any national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or the existence of trading markets for, the Notes.

     Stifel, Nicolaus & Company, Incorporated, Robert W. Baird & Co. Incorporated, EVEREN Securities and Scott & Stringfellow have from time to time performed various investment banking services for the Company for which customary compensation has been received. Stifel, Nicolaus & Company, Incorporated, Robert W. Baird & Co. Incorporated, EVEREN Securities and Scott & Stringfellow expect to continue to perform investment banking services for the Company in the future.


     In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot the offering, creating a syndicate short position. Underwriters may bid for and purchase Notes in the open market to cover syndicate short positions. In addition, the Underwriters may bid for and purchase Notes in the open market to stabilize the price of the Notes. These activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end these activities at any time.

     The settlement date for the purchase of the Notes will be , 1998, as agreed upon by the Company and the Underwriters pursuant to Rule 15c6-1 of the Exchange Act.

                                                       LEGAL MATTERS

     Certain legal matters in connection with the offering of the Notes are being passed upon for the Company by Venable, Baetjer and Howard, LLP, Baltimore, Maryland. Certain legal matters are being passed upon for the Underwriters by Hunton & Williams, Richmond, Virginia.


PROSPECTUS


                                    Dynex Capital, Inc.
             Common Stock, Preferred Stock, Debt Securities Warrants to
               Purchase Common Stock, Warrants to Purchase Preferred
                  Stock and Warrants to Purchase Debt Securities




     Dynex Capital, Inc., a Virginia corporation (the "Company"), directly or through agents, dealers or underwriters designated from time to time, may issue and sell from time to time one or more of the following types of its securities (the "Securities"): (i) shares of its common stock, par value $0.01 per share ("Common Stock"); (ii) shares of its preferred stock, no par value, in one or more series ("Preferred Stock"); (iii) debt securities, in one or more series, any series of which may be either senior debt securities or subordinated debt securities (collectively, "Debt Securities" and, as appropriate, "Senior Debt Securities" or "Subordinated Debt Securities"); (iv) warrants to purchase shares of Common Stock ("Common Stock Warrants"); (v) warrants to purchase Preferred Stock ("Preferred Stock Warrants"); (vi) warrants to purchase debt securities ("Debt Warrants"); and (vii) any combination of the foregoing, either individually or as units consisting of one or more of the foregoing types of Securities. The Securities offered pursuant to this Prospectus may be issued in one or more series, in amounts, at prices and on terms to be determined at the time of the offering of each such series. The Securities offered by the Company pursuant to this Prospectus will be limited to $450,000,000 aggregate initial public offering price, including the exercise price of any Common Stock Warrants, Preferred Stock Warrants and Debt Warrants (collectively, "Securities Warrants").

     The specific terms of each offering of Securities in respect of which this Prospectus is being delivered are set forth in an accompanying Prospectus
Supplement (each, a "Prospectus Supplement") relating to such offering of Securities. Such specific terms include, without limitation, to the extent applicable the following: (1) in the case of any series of Preferred Stock, the specific designations, rights, preferences, privileges and restrictions of such series of Preferred Stock, including the dividend rate or rates or the method for calculating same, dividend payment dates, voting rights, liquidation preferences, and any conversion, exchange, redemption or sinking fund provisions; (2) in the case of any series of Debt Securities, the specific designations, rights and restrictions of such series of Debt Securities, including without limitation whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities, the currency in which such Debt Securities are denominated and payable, the aggregate principal amount, stated maturity, method of calculating and dates for payment of interest and premium, if any, and any conversion, exchange, redemption or sinking fund provisions; (3) in the case of the Securities Warrants, the Debt Securities, Preferred Stock or Common Stock, as applicable, for which each such warrant is exercisable, and the exercise price, duration, detachability and call provisions of each such warrant; and (4) in the case of any offering of Securities, to the extent applicable, the initial public offering price or prices, listing on any securities exchange, certain federal income tax consequences and the agents, dealers or underwriters, if any, participating in the offering and sale of the Securities. If so specified in the applicable Prospectus Supplement, any series of Securities may be issued in whole or in part in the form of one or more temporary or permanent Global Securities, as defined herein.


     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISION PASSED UPON THE ACCURACYOR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATIONTO THE CONTRARY IS A CRIMINAL OFFENSE.



     The Company may sell all or a portion of any offering of its Securities through agents, to or through underwriters or dealers, or directly to other purchasers. See "Plan Distribution." The related Prospectus Supplement for each offering of Securities sets forth the name of any agents, underwriters or dealers involved in the sale of such Securities and any applicable fee, commission, discount or indemnification arrangement with any such party. See "Use of Proceeds."

     This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement. The delivery in any jurisdiction of this Prospectus together with a Prospectus Supplement relating to specific Securities shall not constitute an offer in such jurisdiction of any other Securities covered by this Prospectus but not described in such Prospectus Supplement.

                      The date of this Prospectus is May 11, 1998



     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, AGENT OR DEALER. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT NOR ANY DISTRIBUTION OF SECURITIES BEING OFFERED PURSUANT TO THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF. THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE SECURITIES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                                      AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, NW, Judiciary Plaza, Washington, D.C. 20549, and at the Commission's following regional offices: Midwest Regional Office, Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661-2511; and Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, NW, Judiciary Plaza, Washington, D.C. 20549. The Common Stock of the Company is listed on the New York Stock Exchange ("NYSE") and such reports, proxy statements and other information concerning the Company may also be inspected at the offices of such Exchange at 20 Broad Street, New York, New York 10005. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company at http://www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Commission by the Company are incorporated in this Prospectus by reference: Annual Report on Form 10-K for the year ended December 31, 1997 and the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A under the Exchange Act, including any amendment or report filed to update the description.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of all Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any accompanying Prospectus Supplement relating to a specific offering of Securities or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus is qualified in its entirety by the information appearing in the documents incorporated herein by reference.

     The Company will furnish without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any and all of the documents described above under "Incorporation of Certain Documents by Reference", other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein. Written requests should be directed to: Dynex Capital, Inc., 10900 Nuckols Road, 3rd Floor, Glen Allen, Virginia, 23060, Attention: Investor Relations, Telephone:
(804)        217-5800        or       through        the        website       at
http://www.shareholderinfo@dynexcapital.com.

                                                        THE COMPANY

     Dynex Capital, Inc. (the "Company") is a mortgage and consumer finance company, which uses its loan production operations to create investments for its portfolio. Currently, the Company's primary production operations include the origination of mortgage loans secured by multifamily and commercial properties and the origination of loans secured by manufactured homes. The Company will generally securitize the loans funded as collateral for collateralized bonds, limiting its credit risk and providing long-term financing for its portfolio. The majority of the Company's current investment portfolio is comprised of loans or securities (ARM loans or ARM securities) that have coupon rates which adjust over time (subject to certain limitations) in conjunction with changes in short-term interest rates. Dynex Capital, Inc. and its subsidiaries (together, "Dynex REIT") have elected to be treated as a real estate investment trust
(REIT) for federal income tax purposes and as such must distribute substantially all of their taxable income to shareholders, and will generally not be subject to federal income tax. See "Federal Income Tax Considerations."

     The Company's principal sources of earnings are net interest income on its investment portfolio. The Company's investment portfolio consists principally of collateral for collateralized bonds, mortgage securities and loans held for securitization. The Company funds its portfolio investments with both borrowings and cash raised from the issuance of equity capital. For the portion of the portfolio investments funded with borrowings, the Company generates net interest income to the extent that there is a positive spread between the yield on the interest earning assets and the cost of borrowed funds. For that portion of the balance sheet that is funded with equity capital, net interest income is primarily a function of the yield generated by the Company's interest-earning assets. The cost of the Company's borrowings may be increased or decreased by interest rate swap, cap, or floor agreements, which are used to manage the Company's exposure to interest rate risk.

     Generally, during a period of rising interest rates, the Company's net interest spread earned on its investment portfolio will decrease. The decrease of the net interest spread results from (i) the lag in resets of the ARM loans underlying the ARM securities and collateral for collateralized bonds and (ii) the fact that the resets on the ARM loans are limited to generally 1% every six months, while the associated borrowings have no such limitation. As interest rates stabilize and the ARM loans reset, the net interest margin may be restored to its former level as the yields on the ARM loans adjust to market conditions. Conversely, net interest margin may increase following a fall in short-term interest rates; this increase may be temporary as the yields on the ARM loans adjust to the new market conditions after a lag period. In each case, however, the Company expects that the increase or decrease in the net interest spread due to changes in the short-term interest rates is temporary. The net interest spread may also be increased or decreased by the cost or proceeds of the interest rate swap, cap or floor agreements.


     The Company seeks to generate growth in earnings and dividends per share in a variety of ways, including (i) adding investments to its portfolio when opportunities in the market are favorable, (ii) developing production capabilities to originate and acquire financial assets in order to create investments for the portfolio at a lower effective cost then if such assets were purchased and (iii) increasing the efficiency with which the Company utilizes its equity capital over time.

     The Company has elected to be taxed as a REIT for federal income tax purposes and, as a result, is required to distribute substantially all of its earnings annually to its shareholders. In order to grow its equity base, the Company may issue additional preferred or common stock. Management strives to issue such additional shares when it believes existing shareholders are likely to benefit from such offerings through higher earnings and dividends per share than as compared to the level of earnings and dividends the Company would likely generate without such offerings.

                                                     Other Information

     As a REIT, Dynex REIT must distribute annually substantially all of its income to shareholders. Dynex REIT will not be subject to federal income tax on such distributed taxable income to the extent that certain REIT qualification tests are met. Certain other affiliated entities which are consolidated with the Company for financial reporting purposes, are not consolidated for federal income tax purposes because such entities are not qualified REIT subsidiaries. All taxable income of these affiliated entities is subject to federal and state income taxes, where applicable. See "Federal Income Tax Considerations.''

     The principal executive office of the Company is located at 10900 Nuckols Road, 3rd Floor, Glen Allen, Virginia 23060, telephone number (804) 217-5800.

                                                      USE OF PROCEEDS

     Unless otherwise specified in the applicable Prospectus Supplement for any offering of Securities, the net proceeds from the sale of Securities offered by the Company will be available for the general corporate purposes of the Company. These general corporate purposes may include, without limitation, repayment of maturing obligations, redemption of outstanding indebtedness, financing future acquisitions (including acquisitions of loans and other related products), capital expenditures and working capital. Pending any such uses, the Company may invest the net proceeds from the sale of any Securities or may use them to reduce short-term indebtedness. If the Company intends to use the net proceeds from a sale of Securities to finance a significant acquisition, the related Prospectus Supplements will describe the material terms of such acquisition.

     If Debt Securities are issued to one or more persons in exchange for the Company's outstanding debt securities, the accompanying Prospectus Supplement related to such offering of Debt Securities will set forth the aggregate principal amount of the outstanding debt securities which the Company will receive in such exchange and which will cease to be outstanding, the residual cash payment, if any, which the Company may receive from such persons or which such persons may receive from the Company, as appropriate, the dates from which the Company will pay interest accrued on the outstanding debt securities to be exchanged for the offered Debt Securities and an estimate of the Company's expenses in respect of such offering of the Debt Securities.

                  RATIO OF AVAILABLE EARNINGS TO FIXED CHARGES

     The following table sets forth the historical ratios of earnings to fixed charges of the Company for the periods indicated:


                                    Three months
                                   ended March 31,                          Years ended December 31,
                                 --------------------  ----------------------------------------------------------------------
                                        1998            1997           1996           1995           1994           1993
                                 -------------------- ------------  -------------- -------------- -------------- ------------

Ratio   of   earnings   to  fixed      1.71:1          1.81:1         1.56:1          1.26:1        1.35:1         1.69:1
charges (1)


(1)  For purposes of computing  the ratios,  "earnings"  consist of net income  before  income taxes plus interest and debt expense and excludes  fixed charges  related to  collateralized  bonds issued by the Company which are  nonrecourse  to the
Company.  This sum is divided by fixed charges,  which consists of total interest and debt expense,  to determine the ratio of available earnings to fixed charges.


                                                 DESCRIPTION OF SECURITIES

     The following is a brief description of the material terms of the Company's securities which may be offered under this prospectus. This description does not purport to be complete and is subject in all respects to applicable Virginia law and to the provisions of the Company's Articles of Incorporation and Bylaws, copies of which are on file with the Commission as described under "Available Information" and are incorporated by reference herein.

                                                          General

     The Company may offer under this Prospectus one or more of the following categories of its Securities: (i) shares of its Common Stock, par value $0.01 per share; (ii) shares of its Preferred Stock, par value $0.01 per share, in one or more series; (iii) Debt Securities, in one or more series, any series of which may be either Senior Debt Securities or Subordinated Debt Securities; (iv) Common Stock Warrants; (v) Preferred Stock Warrants; (vi) Debt Warrants; and
(vii) any combination of the foregoing, either individually or as units consisting of one or more of the types of Securities described in clauses (i) through (vi). The terms of any specific offering of Securities, including the terms of any units offered, will be set forth in a Prospectus Supplement relating to such offering.

     The Company's authorized equity capitalization consists of 100 million shares of Common Stock, par value $0.01 per share and 50 million shares of Preferred Stock, par value $0.01 per share. Neither the holders of the Common Stock nor of any Preferred Stock, now or hereafter authorized, will be entitled to any preemptive or other subscription rights. The Common Stock is listed on the New York Stock Exchange. The Company intends to list any additional shares of its Common Stock which are issued and sold hereunder. The Company may list any series of its Preferred Stock which are offered and sold hereunder, as described in the Prospectus Supplement relating to such series of Preferred Stock.

                                                       Common Stock

     As of March 31, 1998, there were 45,584,622 outstanding shares of Common Stock held by 4,404 holders of record. Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor. Dividends on any outstanding shares of preferred stock must be paid in full before payment of any dividends on the Common Stock. Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in assets available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of any preferred stock then outstanding.

     Holders of Common Stock are entitled to one vote per share with respect to all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the Common Stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the voting rights (if any) of any series of preferred stock that may be outstanding from time to time. The Company's Articles of
Incorporation and Bylaws contain no restrictions on the repurchase by the Company of shares of the Common Stock. All the outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

                                                      Preferred Stock

     As of March 31, 1998 there were 1,323,061 shares of Series A Cumulative Convertible Preferred Stock, 1,917,234 shares of Series B Cumulative Convertible Preferred Stock, and 1,840,000 shares of Series C Cumulative Convertible Preferred Stock (together, the "Preferred Stock") issued and outstanding.

     The Board of Directors is authorized to designate with respect to each series of Preferred Stock the number of shares in each such series, the dividend rates and dates of payment, voluntary and involuntary liquidation preferences, redemption prices, whether or not dividends shall be cumulative and, if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions, if any, for redemption or purchase of shares, the rights, if any, and the terms and conditions on which shares can be converted into or exchanged for shares of another class or series, and the voting rights, if any.

     All preferred shares issued will rank prior to the Common Stock as to dividends and as to distributions in the event of liquidation, dissolution or winding up of the Company. The ability of the Board of Directors to issue Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of holders of Common Stock.

                                                    Securities Warrants

General

     The Company may issue Securities Warrants for the purchase of Common Stock, Preferred Stock or Debt Securities. Such warrants are referred to herein as Common Stock Warrants, Preferred Stock Warrants or Debt Warrants, as appropriate. Securities Warrants may be issued independently or together with any other Securities covered by the Registration Statement and offered by this Prospectus and any accompanying Prospectus Supplement and may be attached to or separate from such other Securities. Each series of Securities Warrants will be issued under a separate agreement (each, a "Securities Warrant Agreement") to be entered into between the Company and a bank or trust company, as agent (each, a "Securities Warrant Agent"), all as set forth in the Prospectus Supplement relating to the particular issue of offered Securities Warrants. Each issue of Securities Warrants will be evidenced by warrant certificates (the "Securities Warrant Certificates"). The Securities Warrant Agent will act solely as an agent of the Company in connection with the Securities Warrant Certificates and will not assume any obligation or relationship of agency or trust for or with any holders of Securities Warrant Certificates or beneficial owners of Securities Warrants. Copies of the definitive Securities Warrant Agreements and Securities Warrant Certificates will be filed with the Commission by means of a Current Report on Form 8-K in connection with the offering of such series of Securities Warrants.

     If Securities Warrants are offered, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including in the case of Securities Warrants for the purchase of Debt Securities, the following where applicable: (i) the offering price; (ii) the currencies in which such Debt Warrants are being offered; (iii) the designation, aggregate principal amount, currencies, denominations and terms of the series of Debt Securities purchasable upon exercise of such Debt Warrants; (iv) the designation and terms of any Securities with which such Debt Warrants are being offered and the number of such Debt Warrants being offered with each such Security; (v) the date on and after which such Debt Warrants and the related Securities will be transferable separately; (vi) the principal amount of the series of Debt Securities purchasable upon exercise of each such Debt Warrant and the price at which the currencies in which such principal amount of Debt Securities of such series may be purchased upon such exercise; (vii) the date on which the right to exercise such Debt Warrants shall commence and the date on which such right shall expire (the "Expiration Date"); (viii) whether the Debt Warrant will be issued in registered or bearer form; (ix) certain federal income tax consequences; and (x) any other material terms of such Debt Warrants.

     In the case of Securities Warrants for the purchase of Preferred Stock or Common Stock, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including the following where applicable: (i) the offering price; (ii) the aggregate number of shares purchasable upon exercise of such Securities Warrants, and in the case of Securities Warrants for Preferred Stock, the designation, aggregate number and terms of the series of Preferred Stock purchasable upon exercise of such Securities Warrants; (iii) the designation and terms of the Securities with which such Securities Warrants are being offered and the number of such Securities Warrants being offered with each such Security; (iv) the date on and after which such Securities Warrants and the related Securities will be transferable separately; (v) the number of shares of Preferred Stock or shares of Common Stock purchasable upon exercise of each such Securities Warrant and the price at which such number of shares of Preferred Stock of such series or shares of Common Stock may be purchased upon such exercise; (vi) the date on which the right to exercise such Securities Warrants shall commence and the Expiration Date on which such right shall expire; (vii) certain federal income tax consequences; and (viii) any other material terms of such Securities Warrants.

     Securities Warrant Certificates may be exchanged for new Securities Warrant Certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the appropriate Securities Warrant Agent or other office indicated in the applicable Prospectus Supplement. Prior to the exercise of any Securities Warrant to purchase Debt Securities, holders of such Debt Warrants will not have any of the rights of Holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal, premium, if any, or interest, if any, on the Debt Securities purchasable upon such exercise or to enforce covenants in the applicable Indenture. Prior to the exercise of any Securities Warrants to purchase Preferred Stock or Common Stock, holders of such Preferred Stock Warrants or Common Stock Warrants will not have any rights of holders of the respective Preferred Stock or Common Stock purchasable upon such exercise, including the right to receive payments of dividends, if any, on the Preferred Stock or Common Stock purchasable upon such exercise or to exercise any applicable right to vote.

Exercise of Securities Warrants

     Each Securities Warrant will entitle the holder thereof to purchase such principal amount of Debt Securities or number of shares of Preferred Stock or shares of Common Stock, as the case may be, at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the offered Securities Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Securities Warrants will become void.

     Securities Warrants may be exercised by delivering to the Securities Warrant Agent payment, as provided in the applicable Prospectus Supplement, of the amount required to purchase the applicable Debt Securities, Preferred Stock or Common Stock purchasable upon such exercise together with certain information set forth on the reverse side of the Securities Warrant Certificate. Upon receipt of such payment and the definitive Securities Warrant Certificates properly completed and duly executed at the corporate trust office of the Securities Warrant Agent or any other office indicated in the applicable Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the applicable Debt Securities, Preferred Stock or Common Stock purchasable upon such exercise. If fewer than all of the Securities Warrants represented by such Securities Warrant Certificate are exercised, a new Securities Warrant Certificate will be issued for the remaining amount of Securities Warrants.

Amendments and Supplements to Securities Warrant Agreements

     Each Securities Warrant Agreement may be amended or supplemented without the consent of the holders of the Securities Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Securities Warrants and that do not adversely affect the interests of the holders of the Securities Warrants.

Common Stock Warrant Adjustments

     Unless otherwise indicated in the applicable Prospectus Supplement, the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant are subject to adjustment in certain events, including: (i) the issuance of Common Stock as a dividend or distribution on the Common Stock; (ii) subdivisions and combinations of the Common Stock; (iii) the issuance to all holders of Common Stock of certain rights or warrants entitling them to subscribe for or purchase Common Stock within the number of days, specified in the applicable Prospectus Supplement, after the date fixed for the determination of the stockholders entitled to receive such rights or warrants, at less than the current market price (as defined in the Securities Warrant Agreement governing such series of Common Stock Warrants); and (iv) the distribution to all holders of Common Stock of evidences of indebtedness or assets of the Company (excluding certain cash dividends and distributions described below). The terms of any such adjustment will be specified in the related Prospectus Supplement for such Common Stock Warrants.

No Rights as Stockholders

     Holders of Common Stock Warrants will not be entitled by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice as stockholders with respect to any meeting of stockholders for the election of directors of the Company of any other matter, or to exercise any rights whatsoever as stockholders of the Company.


Existing Securities Holders

     The Company may issue, as a dividend at no cost, such Securities Warrants to holders of record of the Company's Securities or any class thereof on the applicable record date. If Securities Warrants are so issued to existing holders of Securities, the applicable Prospectus Supplement will describe, in addition to the terms of the Securities Warrants and the Securities issuable upon exercise thereof, the provisions, if any, for a holder of such Securities Warrants who validly exercises all Securities Warrants issued to such holder to subscribe for unsubscribed Securities (issuable pursuant to unexercised Securities Warrants issued to other holders) to the extent such Securities Warrants have not been exercised.

                                                      Debt Securities

General

     The Company may offer one or more series of its Debt Securities representing general, unsecured obligations of the Company. Any series of Debt Securities, unless otherwise indicated in the Prospectus Supplement related to such series, may either (1) rank prior to all subordinated indebtedness of the Company and pari passu with all other unsecured indebtedness of the Company outstanding on the date of the issuance of such Debt Securities ("Senior Debt Securities") or (2) be subordinated in right of payments to certain other obligations of the Company outstanding on the date of issuance ("Subordinated Debt Securities"). In this Prospectus, any indenture relating to Subordinated Debt Securities is referred to as a "Subordinated Indenture" and the term "Indenture" refers to Senior and Subordinated Indentures, collectively.

     The aggregate principal amount of Debt Securities which may be issued by the Company will be set from time to time by the Board of Directors. Further, the amount of Debt Securities which may be offered by this Prospectus will be subject to the aggregate initial offering price of Securities specified in the Registration Statement. Each Indenture will permit the issuance of an unlimited amount of Debt Securities thereunder from time to time in one or more series. Additional debt securities may be issued pursuant to another registration statement for issuance under any Indenture. Any offering of Debt Securities may be denominated in any currency composite designated by the Company.

     The following description of the Debt Securities which may be offered by the Company hereunder describes certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms and provisions of the Debt Securities and the extent to which the following general provisions may apply to such offering of Debt Securities will be described in the accompanying Prospectus Supplement relating to such offering of Debt Securities. The following descriptions of certain provisions of the Indentures do not purport to be complete and are qualified in their entirety by reference to the form of Senior Indenture or Subordinated Indenture, as appropriate. The definitive Indenture relating to each offering of Debt Securities will be filed with the Commission by means of a Current Report on Form 8-K in connection with the offering of such Debt Securities. All article and section references appearing herein are references to the articles and sections of the appropriate Indenture and, unless defined herein, all capitalized terms have the respective meanings specified in the appropriate Indenture.

     The Prospectus Supplement relating to any offering of Debt Securities will set forth the following terms and other information to the extent applicable with respect to the Debt Securities being offered thereby; (1) the designation, aggregate principal amount, authorized denominations and priority of such Debt Securities; (2) the price (expressed as a percentage of the aggregate principal amount of such Debt Securities) at which such Debt Securities will be issued;
(3) the currency or currency units for which the Debt Securities may be purchased and in which the principal of, and any interest on such Debt Securities may be payable; (4) the stated maturity of such Debt Securities or means by which a maturity date may be determined; (5) the rate at which such Debt Securities will bear interest or the method by which such rate of interest is to be calculated (which rate may be zero in the case of certain Debt Securities issued at a price representing a discount from the principal amount payable at maturity); (6) the periods during which such interest will accrue, the dates on which such interest will be payable (or the method by which such dates may be determined, including without limitation that such rate of interest may bear an inverse relationship to some index or standard) and the circumstances under which the Company may defer payment of interest; (7) redemption provisions, including any optional redemption, required repayment or mandatory sinking fund provisions; (8) any terms by which such Debt Securities may be convertible into shares of the Company's Common Stock, Preferred Stock or any other Securities of the Company, including a description of the Securities into which any such Debt Securities are convertible; (9) any terms by which the principal of such Debt Securities will be exchangeable for any other Securities of the Company; (10) whether such Debt Securities are issuable as definitive Fully-Registered Securities (as defined below) or Global Securities and, if Global Securities are to be issued, the terms thereof, including the manner in which interest thereon will be payable to the beneficial owners thereof and other book-entry procedures, any terms for exchange of such Global Securities into definitive Fully-Registered Securities (as defined below) and any provisions relating to the issuance of a temporary Global Security; (11) any additional restrictive covenants included for the benefit of the holders of such Debt Securities; (12) any additional events of default provided with respect to such Debt Securities; (13) the terms of any Securities being offered together with such Debt Securities, (14) whether such Debt Securities represent general, unsecured obligations of the Company and (15) any other material terms of such Debt Securities.

     If any of the Debt Securities are sold for foreign currency units, the restrictions, elections, tax consequences, specific terms, and other information with respect to such issue of Debt Securities and such currencies or currency units will be set forth in the Prospectus Supplement relating to thereto.

Indenture Provisions

     The Debt Securities may be issued in definitive, fully registered form without coupons ("Fully Registered Securities"), or in a form registered as to principal only with coupons or in bearer form with coupons. Unless otherwise specified in the Prospectus Supplement, the Debt Securities will only be Fully Registered Securities. In addition, Debt Securities of a series may be issuable in the form of one or more Global Securities, which will be denominated in an amount equal to all or a portion of the aggregate principal amount of such Debt Securities. See "Global Securities" below.

     One or more series of Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. Federal income tax consequences and special considerations applicable to any such series will be described in the Prospectus Supplement relating thereto.

     Unless otherwise indicated in the related Prospectus Supplement for a series of Debt Securities, there are no provisions contained in the Indentures that would afford holders of Debt Securities protection in the event of a highly leveraged transaction involving the Company.

     Global Securities. Any series of Debt Securities may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, the Depositary identified in the Prospectus Supplement relating to such series. Unless and until it is exchanged in whole or in part for Debt Securities in individually certificated form, a Global Security may not be transferred except as a whole to a nominee of the Depositary for such Global Security, or by a nominee for the Depositary to the Depositary, or to a successor of the Depositary or a nominee of such successor.

     The specific terms of the Depositary arrangement with respect to any series of Debt Securities and the rights of, and limitations on, owners of beneficial interests in a Global Security representing all or a portion of a series of Debt Securities will be described in the Prospectus Supplement relating to such series.

     Modification of Indentures. Unless otherwise specified in the related Prospectus Supplement, each Indenture, the rights and obligations of the Company, and the rights of the Holders may be modified with respect to one or more series of Debt Securities issued under such Indenture with the consent of the Holders of not less than a majority in principal amount of the outstanding Debt Securities of each such series affected by the modification or amendment, voting together as a single class. No modification of the terms of payment of principal or interest, and no modification reducing the percentage required for modification, is effective against any Holder without his consent.

     Events of Default. Unless otherwise specified in the related Prospectus Supplement, each Indenture, will provide that the following are Events of Default with respect to any series of Debt Securities issued thereunder: (1) default in the payment of the principal of any Debt Security of such series when and as the same shall be due and payable; (2) default in making a sinking fund payment, if any, when and as the same shall be due and payable by the terms of the Debt Securities of such series; (3) default for 30 days in payment of any installment of interest on any Debt Securities of such series; (4) default for a specified number of days after notice in the performance of any other covenants in respect of the Debt Securities of such series contained in the Indenture; (5) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator, or trustee of the Company or its property; and (6) any other Event of Default provided in the applicable supplemental indenture under which such series of Debt Securities is issued or resolution of the Board of Directors of the Company setting the terms such series of Debt Securities. An Event of Default with respect to a particular series of Debt Securities issued under an Indenture will not necessarily constitute an Event of Default with respect to any other series of Debt Securities issued under such Indenture. The trustee under an Indenture may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except in the payment of principal or interest) if it considers such withholding in the interests of such Holders.

     If an Event of Default with respect to any series of Debt Securities shall have occurred and be continuing, the appropriate trustee under the Indenture or the Holders of not less than 25% in the aggregate principal amount of the Debt Securities of such series may declare the principal, or in the case of discounted Debt Securities, such portion thereof as may be described in the Prospectus Supplement, of all the Debt Securities of such series to be due and payable immediately.

     Within four months after the close of each fiscal year, the Company will file with each trustee under the indentures a certificate, signed by specified officers, stating whether or not such officers have knowledge of any default, and, if so, specifying each such default and the nature thereof.

     Subject to provisions relating to its duties in case of default, a trustee under the Indentures shall be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request, order, or direction of any Holder, unless such Holders shall have offered to such trustee reasonable indemnity. Subject to such provisions for indemnification, the Holders of a majority in principal amount of the Debt Securities of any series may direct the time, method, and place of conducting any proceeding for any remedy available to the appropriate trustee, or exercising any trust or power conferred upon such trustee, with respect to the Debt Securities of such series.

     Payment and Transfer. Principal of, and premium and interest, if any, on, fully Registered Securities will be payable at the Place of Payment as specified in the applicable Prospectus Supplement, provided that payment of interest, if any, may be made, unless otherwise provided in the applicable Prospectus Supplement, by check mailed to the person in whose names such Debt Securities are registered at the close of business on the day or days specified in the Prospectus Supplement or transfer to an account maintained by the payee located inside the United States. The principal of, and premium and interest, if any, on, Debt Securities in other forms will be payable in the manner and at the place or places as designated by the Company and specified in the applicable Prospectus Supplement. Unless otherwise provided in the Prospectus Supplement, payment of interest may be made, in the case of Bearer Security by transfer to an account maintained by the payee with a bank outside the United States.

     Fully Registered Securities may be transferred or exchanged at the corporate trust office of the trustee or any other office or agency maintained by the Company for such purposes, subject to the limitations in the applicable Indenture, without the payment of any service charge except for any tax or governmental charge incidental thereto. Provisions with respect to the transfer and exchange of Debt Securities in other forms will be set forth in the applicable Prospectus Supplement.

     Satisfaction and Discharge. The Indentures provide generally that each will cease to be of further effect with respect to a certain series of Debt Securities (except for certain obligations to register the transfer or exchange of Securities) if (a) there is delivered to the Trustee for the Securities of such series all Securities of all such series and the coupons, if any, appertaining thereto for cancellation or (b) if the Company deposits into trust with the Trustee money or United States government obligations, that, through the payment of interest thereon and principal thereof in accordance with their terms, will provide money in an amount sufficient to pay all of the principal of, and interest on, the Securities of such series on the dates such payments are due or redeemable in accordance with the terms of such Securities.

                       Certain Charter and Virginia Law Provisions

     Unless the amendment effects an extraordinary transaction, the Articles of Incorporation of the Company may be amended with the approval of the holders of a majority of the outstanding shares of Common Stock, subject to the voting rights (if any) of any series of Preferred Stock that may be outstanding from time to time. Amendments that effect extraordinary transactions, which include mergers, share exchanges, a sale of substantially all the assets of the Company, the dissolution of the Company or the share ownership restrictions described below, require the approval of the holders of more than two-thirds of the outstanding shares of Common Stock (subject to any voting rights of any series of Preferred Stock outstanding).

     Special meetings of the shareholders of the Company may be called by a majority of the Board of Directors, a majority of the unaffiliated directors, the Chairman of the Board, the President or generally by shareholders holding at least 25% of the outstanding shares of Common Stock entitled to be voted at the meeting.

     Virginia law and the Articles of Incorporation of the Company provide that the directors and officers of the Company shall have no liability to the Company or its shareholders in certain actions brought by or on behalf of shareholders of the Company unless such officer or director has engaged in willful misconduct or violations of federal or state securities laws and certain other activities.

        Repurchase of Shares and Restrictions on Transfer

     Two of the requirements for qualification as a REIT under the Internal Revenue Code of 1986, as amended ("the Code"), are that (i) during the last half of each taxable year not more than 50% of the outstanding shares may be owned directly or indirectly by five or fewer individuals and (ii) there must be at least 100 shareholders for at least 335 days in each taxable year. Those requirements apply for all taxable years after the year in which a REIT elects REIT status.

     The Articles of Incorporation prohibit any person or group of persons from acquiring or holding, directly or indirectly, ownership of a number of shares of stock in excess of 9.8% of the outstanding shares. Shares of Common Stock owned by a person or group of persons in excess of such amounts are referred to as "Excess Shares.'' For this purpose the term "ownership'' is defined in accordance with the Code, the constructive ownership provisions of Section 544 of the Code and Rule 13d-3 promulgated under the Exchange Act, and the term "group'' is defined to have the same meaning as that term has for purposes of
Section 13(d)(3) of the Exchange Act. Accordingly, shares of Common Stock owned or deemed to be owned by a person who directly owns less than 9.8% of the shares outstanding may nevertheless be Excess Shares.

     For purposes of determining whether a person holds Excess Shares, a person or group will be treated as owning not only shares of Common Stock actually or beneficially owned, but also any shares of Common Stock attributed to such person or group under the constructive ownership provisions contained in Section 544 of the Code.

     The Articles of Incorporation provide that in the event any person acquires Excess Shares, each Excess Share may be redeemed at any time by the Company at the closing price of a share of Common Stock on the New York Stock Exchange on the last business day prior to the redemption date. From and after the date fixed for redemption of Excess Shares, such shares shall cease to be entitled to any distribution and other benefits, except only the right to payment of the redemption price for such shares.

     Under the Articles of Incorporation any acquisition of shares that would result in failure to qualify as a REIT under the Code is void to the fullest extent permitted by law, and the Board of Directors is authorized to refuse to transfer shares to a person if, as a result of the transfer, that person would own Excess Shares. Prior to any transfer or transaction which, if consummated, would cause a shareholder to own Excess Shares, and in any event upon demand by the Board of Directors, a shareholder is required to file with the Company an affidavit setting forth, as to that shareholder, the information required to be reported in returns filed by shareholders under Treasury Regulation Section 1.857-9 under the Code and in reports filed under Section 13(d) of the Exchange Act. Additionally, each proposed transferee of shares of Common Stock, upon demand of the Board of Directors, also may be required to file a statement or affidavit with the Company setting forth the number of shares already owned by the transferee and any related person.

     The Common Stock may not be held by "disqualified organizations'' within the meaning of Section 860E(e)(5) of the Code, which generally includes governmental entities and other tax-exempt persons not subject to the tax on unrelated business taxable income.

                    Transfer Agent and Registrar

     The transfer agent and the registrar for the Company's Common Stock is First Union National Bank of North Carolina, Charlotte, North Carolina.


                                                   PLAN OF DISTRIBUTION

     The Company may sell Securities (1) through underwriters or dealers, (2) directly to one or more purchasers, or (3) through agents designated from time to time.

     The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of the sale, or at prices related to such prevailing market prices or at negotiated prices. The Prospectus Supplement will describe the method of distribution of the Securities offered.

     If underwriters are used in the sale in a firm commitment underwriting, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities of the series offered by the Company's Prospectus Supplement if any of the Securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Only underwriters named in the Prospectus Supplement are deemed to be underwriting in connection with the Securities in respect of which such Prospectus Supplement and this Prospectus are delivered and any firms not named therein are not parties to the underwriting agreement in respect of such Securities and will have no direct or indirect participation in the underwriting thereof, although they may participate in the discussion of such Securities under circumstances where they may be entitled to a dealer's commission.

     Securities may also be sold directly by the Company or through agents designated by the Company from time to time. The Securities offered hereby may also be sold from time to time through agents for the Company by means of (i) ordinary broker's transactions, (ii) block transactions (which may involve crosses) in accordance with the rules of the Exchanges, in which such agents may attempt to sell Securities as agent but may purchase and resell all or a portion of the blocks as principal, (iii) "fixed price offerings" in accordance with the rules of the Exchanges, or (iv) a combination of any such methods of sale. In connection therewith, distributors' or sellers' commissions may be paid or allowed which will not exceed those customary in the types of transactions involved. A Prospectus Supplement will set forth the terms of any such "fixed price offering," "exchange distributions" and "special offerings." If the agent purchases Securities as principal, it may sell such Securities by any of the methods described above. Any such agent involved in the offering and sale of Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent set forth in the Prospectus Supplement. Unless otherwise indicated herein or in the Prospectus Supplement, any such agent is acting on a best-efforts basis for the period of its appointment.

     If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters, or dealers to solicit offers by certain institutional investors to purchase Securities providing for payment and delivery on a future date specified in the Prospectus Supplement. There may be limitations on the minimum amount which may be purchased by any such institutional investor or on the portion of the aggregate principal amount of the particular Securities which may be sold pursuant to such arrangements. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and such other institutions as may be approved by the Company. The obligations of any such purchasers pursuant to such delayed delivery and payment arrangements will not be subject to any conditions except
(1) the purchase by an institution of the particular Securities shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (2) if the particular Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of such Securities less the principal amount thereof covered by such arrangements. Underwriters will not have any responsibility in respect of the validity of such arrangements or the performance of the Company or such institutional investors thereunder.

     Agents, underwriters and dealers may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents, underwriters and dealers may engage in transactions with, or perform services for, the Company in the ordinary course of business.

     If an agent or agents are utilized in the sale, such persons may be deemed to be "underwriters", and any documents, commissions or concessions received by them from the Company or any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such person who may be deemed to be an underwriter and any such compensation received from the Company will be described in the Prospectus Supplement.

                                 FEDERAL INCOME TAX CONSIDERATIONS

Federal Income Taxation of Shareholders

     The following section is a general summary of certain federal income tax aspects of an investment in the Company that should be considered by prospective shareholders. The discussion in this section is based on existing provisions of the Code, existing and proposed Treasury regulations, existing court decisions, and existing rulings and other administrative interpretations. There can be no assurance that future Code provisions or other legal authorities will not alter significantly the tax consequences described below. No rulings have been obtained from the Internal Revenue Service concerning any of the matters discussed in this section.

     The Company and its qualified REIT subsidiaries (collectively "Dynex REIT") believes it has complied, and intends to comply in the future, with the requirements for qualification as a REIT under the Code. The federal income tax provisions governing REITs and their shareholders are extremely complicated, and what follows is only a very brief and general summary of the most important considerations for shareholders. ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF THE COMPANY.

General Considerations

     Dynex REIT believes it has complied, and intends to comply in the future, with the requirements for qualification as a REIT under the Code. Venable, Baetjer and Howard, LLP, counsel to the Company, has given the Company its opinion to the effect that, as of the date hereof and based on the various representations made to it by the Company with respect to its income, assets, and activities since its inception, and subject to certain assumptions and qualifications stated in such opinion, (i) Dynex REIT qualified as a REIT under the Code since its inception and (ii) the organization and current and contemplated method of operation of Dynex REIT are such as to enable it to continue so to qualify in 1998 and subsequent taxable years, provided the various operational requirements of REIT status are satisfied in those years. However, investors should be aware that opinions of counsel are not binding on the courts or the Internal Revenue Service. To the extent that Dynex REIT qualifies as a REIT for federal income tax purposes, it generally will not be subject to federal income tax on the amount of its income or gain that is distributed to shareholders. However, certain nonqualified REIT subsidiaries of the Company, which operate the Company's production operations and are included in the Company's consolidated GAAP financial statements, are not qualified REIT subsidiaries. Consequently, all of the nonqualified REIT subsidiaries' taxable income is subject to federal and state income taxes.

     The REIT rules generally require that a REIT invest primarily in real estate-related assets, its activities be passive rather than active, and it distribute annually to its shareholders a high percentage of its taxable income. The Company could be subject to a number of taxes if it failed to satisfy those rules or if it acquired certain types of income-producing real property through foreclosure. Although no complete assurances can be given, the Company does not expect that it will be subject to material amounts of such taxes.

     Dynex REIT's failure to satisfy certain Code requirements could cause Dynex REIT to lose its status as a REIT. If Dynex REIT failed to qualify as a REIT for any taxable year, it would be subject to federal income tax (including any applicable alternative minimum tax) at regular corporate rates and would not receive deductions for dividends paid to shareholders. As a result, the amount of after-tax earnings available for distribution to shareholders would decrease substantially. While the Board of Directors intends to cause Dynex REIT to operate in a manner that will enable it to qualify as a REIT in all future taxable years, there can be no certainty that such intention will be realized because, among other things, qualification hinges on the conduct of the business of Dynex REIT.


Taxation of Distributions by the Company

     Assuming that Dynex REIT maintains its status as a REIT, any distributions that are properly designated as "capital gain dividends'' generally will be taxed to shareholders as long-term capital gains, regardless of how long a shareholder has owned his shares. Any distributions out of Dynex REIT current or accumulated earnings and profits will be dividends taxable as ordinary income. Shareholders will not be entitled to dividends-received deductions with respect to any dividends paid by Dynex REIT. Distributions in excess of Dynex REIT's current or accumulated earnings and profits will be treated as tax-free returns of capital, to the extent of the shareholder's basis in his shares of Common Stock, and thereafter as gain from the disposition of the shares. Shareholders may not include on their own returns any of Dynex REIT's ordinary or capital losses. Distributions to shareholders that are attributable to "excess inclusion income" of Dynex REIT will be characterized as excess inclusion income in the hands of the shareholders. Excess inclusion income constitutes unrelated business taxable income ("UBTI") for tax-exempt entities (including employee benefit plans and individual retirement accounts), and it may not be offset by current deductions or net operating loss carryovers. In the unlikely event that the Company's excess inclusion income is greater than its taxable income, the Company's distribution would be based on the Company's excess inclusion income. In 1997 the Company's excess inclusion income was less than 1% of its taxable income.

     Dividends paid by Dynex REIT to organizations that generally are exempt from federal income tax under Section 501(a) of the Code should not be taxable to them as UBTI except to the extent that (i) purchase of Shares of Dynex REIT was financed by "acquisition indebtedness," (ii) such dividends are allocable to excess inclusion income received by Dynex REIT or (iii) under certain circumstances, with respect to pension trusts owning more than 10% of the shares of Dynex REIT, a portion of such dividend is attributable to income that would be UBTI if received directly by the pension trust. Because an investment in Dynex REIT may give rise to UBTI or trigger the filing of an income tax return that otherwise would not be required, tax-exempt organizations should give careful consideration to whether an investment in Dynex REIT is prudent.

Taxation of Dispositions of Shares of the Common Stock

     In general, any gain or loss realized upon a taxable disposition of shares will be treated as long-term capital gain or loss if the shares have been held for more than twelve months and otherwise as short-term capital gain or loss. However, any loss realized upon a taxable disposition of shares held for six months or less will be treated as long-term capital loss to the extent of any capital gain dividends received with respect to such shares. All or a portion of any loss realized upon a taxable disposition of Shares of Dynex REIT may be disallowed if other Shares of Dynex REIT are purchased (under a dividend reinvestment plan or otherwise) within 30 days before or after the disposition.

     The highest marginal individual income tax rate is 39.6%. The maximum tax rate on long-term capital gains applicable to non-corporate taxpayers is 28% for sales and exchanges of assets held for more than one year, but not more than 18 months, and 20% for sales and exchanges of assets held for more than 18 months. The maximum tax rate on gain from the sale or exchange of "section 1250 property" (i.e., depreciable real estate) is 25%, to the extent that such gain would have been recaptured and treated as ordinary income if the section 1250 property were personal property. If Dynex REIT designates a dividend as a capital gain dividend or is deemed to distribute the capital gains it elects to retain, it may designate the dividend or deemed distribution (subject to certain limitations) as a 20% rate gain distribution, an unrecaptured section 1250 gain distribution, or a 28% rate gain distribution. If Dynex REIT fails to designate the rate, the distribution will be a 28% rate gain distribution.

Backup Withholding

     Dynex REIT generally is required to withhold and remit to the United States Treasury 31% of the dividends paid to any shareholder who (i) fails to furnish Dynex REIT with a correct taxpayer identification number, (ii) has notified Dynex REIT that a shareholder has underreported dividend or interest income to the Internal Revenue Service, or (iii) under certain circumstances, fails to certify to Dynex REIT that he is not subject to backup withholding. An individual's taxpayer identification number is his social security number.


Debt Securities


     The Debt Securities will be taxable as indebtedness. Interest and original issue discount, if any, on a Debt Security will be treated as ordinary income to a holder. Any special tax considerations applicable to a Debt Security will be described in the related Prospectus Supplement.


Exercise of Securities Warrants


     Upon a holder's exercise of a Securities Warrant, the holder will, in general, (i) not recognize any income, gain or loss for federal income tax purposes, (ii) receive an initial tax basis in the Security received equal to the sum of the holder's tax basis in the exercised Securities Warrant and the exercise price paid for such Security and (iii) have a holding period for the Security received beginning on the date of exercise.


Sale or Expiration of Securities Warrants


     If a holder of a Securities Warrant sells or otherwise disposes of such Securities Warrant (other than by its exercise), the holder generally will recognize capital gain or loss (long term capital gain or loss if the holder's holding period for the Securities Warrant exceeds twelve months on the date of disposition; otherwise, short term capital gain or loss) equal to the difference between (i) the cash and fair market value of other property received and (ii) the holder's tax basis (on the date of disposition) in the Securities Warrant sold. Such a holder generally will recognize a capital loss upon the expiration of an unexercised Securities Warrant equal to the holder's tax basis in the Securities Warrant on the expiration date.


State and Local Tax Considerations


     State and local tax laws may not correspond to the federal income tax principles discussed in this section. Accordingly, prospective investors should consult their tax advisors concerning the state and local tax consequences of an investment in Dynex REIT.

                                                       LEGAL MATTERS

     The validity of the Securities will be passed upon for the Company by Venable, Baetjer and Howard, LLP, Baltimore, Maryland.

                                                          EXPERTS

     The consolidated financial statements and schedule of the Company included in the Company's Report on Form 10-K for the year ended December 31, 1997 have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their report included therein, and incorporated herein by reference. Such financial statements and schedule have been incorporated by reference herein in reliance upon the report of that firm and upon the authority of that firm as experts in auditing and accounting.




 -----------------------------------------------------------      ---------------------------------------------------------

                     TABLE OF CONTENTS

                   Prospectus Supplement                                                $60,000,000

                                                  Page
 Prospectus Summary.............................  S-2
 Results of Operations..........................  S-5
 Capitalization.................................  S-7
 Business.......................................  S-8                                      Dynex
 Description of the Notes.......................  S-19                                 Capital, Inc.
 Underwriting...................................  S-31
 Legal Matters..................................  S-32

                         Prospectus                                                      % Senior Notes

 Available Information..........................  2                                   Due July 1, 2008
 Incorporation of Certain Documents
      by Reference..............................  2
 The Company....................................  3
 Use of Proceeds................................  4
 Ratio of Available Earnings to Fixed Charges...  4
 Description of Securities......................  5
 Plan of Distribution...........................  12
 Federal Income Tax Considerations..............  13
 Legal Matters..................................  15
 Experts........................................  15
                    ____________________


                                                                                    ____________________
      No   person   has   been   authorized   to  give  any
 information or to make any  representations  in connection                        PROSPECTUS SUPPLEMENT
 with this  offering  other  than those  contained  in this                                      , 1998
 Prospectus Supplement or the accompanying  Prospectus and,                         ____________________
 if   given   or   made,   such   other   information   and
 representation  must not be  relied  upon as  having  been
 authorized  by the  Company or the  Underwriters.  Neither
 the  delivery  of  this  Prospectus   Supplement  and  the
 accompanying   Prospectus  nor  any  sale  made  hereunder               Stifel, Nicolaus & Company Incorporated
 shall,  under any  circumstances,  create any  implication
 that  there  has  been no  change  in the  affairs  of the                  Robert W. Baird & Co. Incorporated
 Company  since  the date  hereof  or that the  information
 contained  herein is correct as of any time  subsequent to                       EVEREN Securities, Inc.
 its   date.   This    Prospectus    Supplement   and   the
 accompanying  Prospectus  do not  constitute  an  offer to                      Scott & Stringfellow, Inc.
 sell or a  solicitation  of an offer to buy any securities
 other  than  the  registered   securities  to  which  they
 relate.  This Prospectus  Supplement and the  accompanying
 Prospectus  do  not   constitute  an  offer  to  buy  such
 securities  in any  circumstances  in which  such offer or                         ____________________
 solicitation is unlawful.


